1159517

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



02040300

REGISTRANT'S NAME Roadshow Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5208 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
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OICF/BY: dlw

DATE : 4/26/02


RoadShow Holdings Limited 2001 Annual Report

COVER THEME Multi-media On-board brings the persuasive power of television in the home to thousands of passengers travelling on public transit vehicles every day.

Public transit passengers can view MMOB video entertainment and information while riding public transit buses just as they would watch televised programming in their homes.



GROUP PROFILE

RoadShow Holdings Limited (the "Company" or "RoadShow" and, together with its subsidiaries, the "Group") is a leading out-of-home media sales company that primarily markets advertising aimed at passengers of transit vehicles through a proprietary Multi-media On-board ("MMOB") system. The Group also manages and markets advertising spaces on the exterior of transit vehicles and advertising displays in transit vehicle shelters and engages in merchandising business in Hong Kong. RoadShow was established by The Kowloon Motor Bus Holdings Limited ("KMB") in 2000 and listed on the Main Board of The Stock Exchange of Hong Kong Limited ("Stock Exchange") in June 2001. KMB, Hong Kong's largest public transport company providing franchised public bus services, holds about a 73.3% interest in RoadShow.

Contents



OUR MISSION

The Group aims to become a leading out-of-home media sales company in the greater China region by selling and marketing its MMOB business in Hong Kong. In doing so, the Group will capitalize on the advertising market represented by passengers who use public transit vehicles and pedestrians along transit vehicle routes. The Group will pro-actively build, consolidate and enhance its reputation, its most important asset, by ensuring and strengthening our stakeholders' understanding and confidence in its long-term plans and developments.

Our objective is to maximize simultaneously the value for money given to our customers and the profit earned by the Company. The Group will endeavor continuously to improve the quality of our service to meet the needs and expectations of public transport operators and users in the greater China region.

FINANCIAL HIGHLIGHTS FOR THE YEAR ENDED 31 DECEMBER


Turnover (HK$'000)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1998
1999
2000
2001
Profit attributable to shareholders (HK$'000)
200,000
150,000
100,000
50,000
0
1998
1999
2000
2001

Financial Highlights

	Units	2001	2000
TURNOVER	*HK$million*	**288.8**	51.9
Profit from ordinary activities before taxation	*HK$million*	**201.8**	36.5
Profit attributable to shareholders	*HK$million*	**175.1**	30.7
Earnings per share			
Basic	*HK cents*	**21.11**	4.91
Diluted	*HK cents*	**N/A**	4.91
Dividend per share	*HK cents*	**3.8**	N/A
Shareholders' funds	*HK$million*	**865.2**	57.0
Total Assets	*HK$million*	**910.7**	81.0

MAJOR ACHIEVEMENTS

2000

- Reorganization of RoadShow in preparation for the listing of the Company's shares on the Stock Exchange.
- RoadShow commenced the MMOB business with audio visual programmes on buses.

2001

- RoadShow and Samsung Electronics completed the world's largest MMOB project to equip 2,400 buses with 9,600 LCD monitors.
- RoadShow Holdings Limited listed on the Main Board of The Stock Exchange of Hong Kong.
- RoadShow's initial public offering raised HK$588.8 million with 156 times over subscription.
- RoadShow entered into an agreement with Aberdeen Maxicab Service Company Limited to develop the MMOB system for use on their public light buses.
- RoadShow signed memoranda of agreement with five transit vehicle operators in Mainland China to develop the MMOB system in five cities.


The Community Chest
THE COMMUNITY CHEST
One Million Only
$1,000,000.00
RoadShow Holdings Limited
Ms. Winnie J. Ng, Group Managing Director of RoadShow presents a cheque of HK$1 million to Mr. Lawrence K K Yu, 2000/01 Executive Committee Chairman of The Community Chest of Hong Kong.

- RoadShow donated HK$1 million to The Community Chest.
- RoadShow selected as one of the top 500 Chinese enterprises and among the top 20 net assets growth rate companies in 2000 by Yazhou Zhoukan financial magazine.

2002

- RoadShow named the "Best newly listed company in 2001" and ranked third of the best small companies in 2001 by **asiamoney** magazine.



CHAIRMAN'S STATEMENT

The financial year 2001 was very satisfactory for RoadShow Holdings Limited (the "Company" or "RoadShow") and its subsidiaries (collectively referred to as the "Group"). Financial performance was strong, despite a difficult economic environment; the growth of the business was remarkable and the divestiture from The Kowloon Motor Bus Holdings Limited ("KMB") and the listing of RoadShow on the Main Board of The Stock Exchange went exceedingly well.

As at the beginning of 2001 we had 200 public transit vehicles with the Multi-media On-board ("MMOB") system and at year-end this had grown to 2,400 KMB and Citybus buses and about 200 public light buses, a 12 folds increase in total. With a daily viewership of approximately two million passengers, MMOB became a significant advertising medium that gives RoadShow a significant competitive advantage over traditional media channels. In addition, the number of advertising spaces in passenger shelters also increased significantly in 2001.

RoadShow was established as a wholly owned subsidiary of KMB in December 2000 to manage its media sales services, media sales management and administrative services and merchandising business. The initial public offering in Hong Kong and the international placing in June 2001, together with the over-allotment option exercised by the underwriters in July 2001, raised about HK$588.8 million, before expenses, for the RoadShow Group. The listing provided RoadShow with a diversified funding source to finance its existing operations and future expansion.

Our plans are to offer real time news and traffic information when we eventually use bus tracking technology via a Global Positioning System ("GPS") for MMOB buses and cyber bus stops, that offer interactive access to route information and websites via touch-screen display panels.

RESULTS FOR THE YEAR For the year ended 31 December 2001, the Group reported total operating revenue of HK$301.3 million and profit attributable to shareholders of HK$175.1 million. The profit attributable to shareholders was fairly in-line with the forecasts as outlined in the prospectus of RoadShow dated 19 June 2001 ("Prospectus"). The Group's revenue was derived principally from its media sales services, media sales management and administrative services and merchandising business, with each accounting for approximately 87%, 7% and 3%, respectively, of the Group's total operating revenue for the year ended 31 December 2001.

MEDIA SALES SERVICES Revenue from media sales services increased by HK$234.4 million, from HK$26.6 million in 2000 to HK$261.0 million in 2001. The increase was principally the result of the upsurge in media sales in transit vehicle shelters and the full commercial launch of the MMOB business in transit vehicles. At 31 December 2001, the Group had 1,888 transit vehicle shelter panels with a territory wide coverage and a total of 2,400 MMOB transit vehicles with a sizeable audience reach of over two million daily.

MEDIA SALES MANAGEMENT AND ADMINISTRATIVE SERVICES

Media sales management and administrative services revenue increased by HK$2.8 million, from HK$17.1 million in 2000 to HK$19.9 million in 2001. The increase was principally due to increased recognition of the effectiveness of bus body advertising compared with other types of outdoor advertising media.

MERCHANDISING BUSINESS The Group also engages in merchandising business to produce and market collectables mainly transit vehicle models and memorabillia. In 2001, a total quantity of 41,500 limited edition models ranging from classic to modern transit vehicle types were marketed worldwide.

DIVIDEND At the forthcoming Annual General Meeting, the directors of the Company will recommend the payment of a final dividend of HK3.8 cents *per share with scrip option* for the year ended 31 December 2001 (2000: HK$Nil).

PROSPECTS *MMOB is an innovative concept that has proven to be a profitable* undertaking after only one year of operation. We knew before pioneering the concept that others would follow our lead if we were successful and this has become the case. We now *have a competitor who did not exist when we started,* which clearly shows that there is a market for MMOB. We welcome the competition as RoadShow has built an almost unassailable position in the markets it has targeted.

The greatest priority going forward is in the area of systems development. As was stated during the initial public offering, the funds raised will be used to enhance the operation, particularly the development of GPS. The purpose of this is two folds: to develop a vehicle tracking system that will benefit KMB's bus operations and to add value to RoadShow services by providing more programmes that include real time information, traffic, weather and news. The system will also enable the bus operators whom we serve to expand their own systems and develop new applications. Feasibility studies and trials are on-going with various suppliers for the provision of the GPS system.


NO STANDING
Passengers watching MMOB programmes on buses.

RoadShow relies primarily on advertising revenue that is highly sensitive to the profitability of our corporate clients and the world economic situation. The September 11 terrorist attack on the U.S. had a definite negative effect on the advertising market, although it is difficult to determine the precise impact. Whilst it is unclear how the worldwide economy will evolve during 2002, we do know from past experience that in times of economic uncertainty people turn to public transit vehicles for their transportation needs based on cost considerations. Thus, we expect our viewing audience to grow despite any economic weakness. At the same time, RoadShow will continue to expand the MMOB system and ultimately this will grow to more than 4,000 transit vehicles reaching an audience of four million passengers a day.

Overall, MMOB provides added value to both our passengers and our advertisers. Our passengers benefit from the essential public transit information that is provided along with *public service, educational and entertainment programming*. Our advertisers gain cost effective access to an ever-growing audience consisting of people who are leaving their homes to either earn money or spend it.

Whilst commuters benefit from the information that MMOB provides, advertisers appreciate the opportunity to deliver their messages to these distraction-free decision-makers. People on their way to spend money can be effectively targeted by MMOB. Advertisers, for example, can identify consumers travelling to shopping centers and entertainment venues on transit vehicles. MMOB is particularly appealing to shoppers who might be looking for gift ideas and find them via the advertising made available during their journey to make purchases.

We may not be the first in the world to bring audio-video programme to buses, but the concept of turning this into an out-of-home advertising channel on such a large scale daily commuter public transit operation must be one of the world's firsts.

The vast majority of public transit vehicle passengers appreciate the MMOB service according to various surveys, but one area of some concern is a minority of our passengers who, for one reason or another, have voiced dissatisfaction. We have maintained a dialogue with these passengers and made some adjustments in the operation, such as lowering volumes. Most people were satisfied with the Group's responsiveness and we continue to communicate with those who have ideas for further adjustments.

LONG TERM STRATEGY Our strategy is to first build on our position in the Hong Kong market and then explore opportunities in greater China, particularly the Mainland, and then look at opportunities to expand into the United Kingdom and Europe.

China's entry into the World Trade Organisation provides an opportunity for the Group to develop its business on the Mainland and we are adopting a prudent and pragmatic approach based on a strategy aimed at accomplishing this goal. We are currently in discussions with potential partners in China and have signed a number of memoranda of understanding with various transit operators to bring MMOB to major Chinese cities. China's rapid economic growth has led to a strong demand for advertising services with the country becoming the fastest growing advertising market in Asia. Our strategy includes seeking opportunities to acquire or invest in businesses or establish joint ventures that we believe will complement RoadShow's current or future business. The Group will continue to monitor developments in Mainland China and pace its strategy accordingly to establish this regional network.

In Hong Kong we are now in partnership with Citybus and will form exclusive joint ventures with other major transit vehicle operators to install and manage MMOB system on their vehicles. We will also continue to expand the MMOB business by establishing strategic partnerships with other modes of transportation and exploring additional delivery channels. RoadShow will continue to improve, enrich and diversify the programming content of the MMOB system to benefit both our passengers and our advertisers.

Our vision is to become the leading out-of-home media sales company in the greater China region by providing value-added service to passengers and an effective advertising medium for advertisers at competitive prices.

OUR PEOPLE The success of RoadShow is dependent on our experienced and professional staff. The Board thanks our employees for their invaluable contributions to the business over the past year and counts on their valuable contributions for the continuing success of our new business in the future.

DIRECTORS My thanks go to the Audit Committee, chaired by Mr Norman Leung Nai Pang with Ms Carlye Wai-Ling Tsui and Mr Hui Ki On as members, for the painstaking and professional work they have done during the year.

I would also like to express my sincere appreciation and thanks to my fellow directors, in particular the Group Managing Director Ms Winnie J. Ng, for their support and contributions towards the successful performance of the Group.

John CHAN Cho Chak
Chairman

GROUP MANAGING DIRECTOR'S REPORT

The creation of RoadShow was based on a new concept in advertising aimed at people riding public transit vehicles, the underlying strength of our advertising product. By offering audio-video programme viewed by millions of passengers on thousands of vehicles, RoadShow has become the leader in Hong Kong of the out-of-home media market.



The Group's strong performance during 2001 was principally due to the commercial launch of the MMOB business to include audio-video programming and the subsequent expansion of the system from 200 public transit vehicles at the end of 2000 to 2,400 buses and 200 public transit light buses carrying some two million passengers by the end of 2001.

The media sales management and administrative services also grew during the year as a result of the installation of additional advertising spaces in public transit vehicle shelters and the increased recognition of the effectiveness of bus body advertising among outdoor advertising media in communicating with street-level audiences. It is ideal for branding, extending the reach of advertising campaigns and steering traffic to nearby locations.

The merchandising business also performed well during 2001. The Group sells a variety of souvenirs and memorabilia with the KMB logo including model buses in different styles and commemorative editions, calendars, rulers, mugs, key holders, memo pads, pencils, pins and other items. These items are sold at transit vehicle service centres and specialty shops in Hong Kong.

MULTI-MEDIA ON-BOARD RoadShow is currently the major provider of large-scale MMOB services on transit vehicles in Hong Kong. MMOB has proven to be an effective advertising medium that gives the Group a significant competitive advantage over traditional media channels.

The MMOB system consists of liquid crystal display ("LCD") monitors and video compact disc ("VCD") players, both mounted inside transit vehicles. The MMOB system transmits to passengers tailor-made programmes consisting of information, entertainment, educational programmes, community service announcements and advertisements. The programmes include advertising, music video, movie trailers, public service announcements, educational material, English and Putonghua language lessons, travelogues, public health advisories and investment commentary. In the longer term, the Group plans to expand the MMOB services to include a transit vehicle tracking system with a global positioning system ("GPS") technology. Such a system will facilitate efficient bus operations and location-specific advertising.

Enhancing MMOB A major achievement during the year was RoadShow's listing on the Main Board of The Stock Exchange of Hong Kong. A significant portion of the funds raised during the initial public offering, that was substantially over-subscribed, will be invested in further development of the MMOB system, both technologically and in programme content and expansion of business in Mainland China.

Currently MMOB is delivered through a series of strategically mounted, onboard, vibration-resistant LCD monitors connected to a VCD player with each offering a 160 degree viewing angle. Quality sound is evenly distributed to passengers through a four-channel stereo system.

We plan to install an enhanced MMOB system that integrates global positioning and mobile display technology consisting of a global positioning system receiver and a central processing unit. This will enable us to provide real time information to the audience including public service announcements, news and traffic and bus schedule information and make location specific advertising possible.

Our aim is to continue enriching and diversifying our programme content to ensure that it appeals to our audience who travel with us every day. Variety and diversification in content are critical considerations. In our planning, we pay attention to guidelines used in television programming where advertising consists of not more than one-fifth of the content. The Group is considering ways to develop the capability of producing its own programming to supplement contents provided by third parties.

Hong Kong's first MMOB bus infotainment system was well received by our customers, according to KMB quarterly customer satisfaction surveys. This was reaffirmed by research *conducted by AC Nielsen in January 2002 where 71% of the respondents liked the MMOB* service and 85% considered MMOB to be a positive enhancement to public bus service. However, *one area of some concern is the minority of passengers who are not satisfied* with the service. We have communicated with these passengers and have made adjustments in the operation that were well received. However, we continue to maintain lines of *communication with those who continue to voice complaints. While it is a most difficult* task, we work hard in trying to accommodate everyone's expectations.

CYBER BUS STOPS The RoadShow Cyber Bus Stop is an innovative development that enables the Group to expand its business and offer advertisers the ability to programme their messages for delivery at specific times across the entire Cyber Bus Stop network or to specific locations. Located at strategic intervals along major public transit vehicle routes and in major terminals, Cyber Bus Stops offer interactive access to route information and website via touch-screen display panels. Users can also browse certain website and purchase goods and services by using the LCD panels at the front of each cyber bus stop. One Cyber Bus Stop has been installed in mid January 2002 for testing.

FORGING ALLIANCES RoadShow has built an almost unassailable position in its markets. In Hong Kong, the Group has formed exclusive joint ventures with major transit operators to install and manage MMOB system on their vehicles. This represents a formidable *entry barrier for would-be competitors. The Group will continue to pursue and strengthen* strategic alliances with transit vehicle operators to offer its MMOB system and other media sales services. Ultimately, RoadShow will enable advertisers to reach an audience of four million passengers a day on more than 4,000 public transit vehicles through a single point of contact.

DIVERSIFICATION During 2001, the Group also began to develop a strategy to diversify the out-of-home media sales business to other venues such as taxis, boats and railroads and exploring additional delivery channels including hotels, shopping malls and restaurants. By expanding into other business settings, the Group can increase its revenue base and operating efficiency.

GREATER CHINA Mainland China's rapid economic growth has led to a strong demand for advertising services. Building on our dominant position in Hong Kong, RoadShow plans to develop outdoor media sales businesses, including MMOB business in Mainland China. We have signed agreements with transit operators to bring MMOB to major cities that account for a major percentage of advertising spending in the Mainland. We also are identifying opportunities for expansion on the Mainland through other complementary businesses in addition to public transit through possible mergers and acquisitions and joint ventures.

PEOPLE As a service business, RoadShow is strongly reliant on its dedicated and professional staff for its continued success going forward.

As at year-end, the Group had 63 full-time employees. The Group offers a comprehensive and competitive remuneration and benefits package to all employees. In addition, it offers a performance bonus scheme to its senior staff based on achievement of business objectives and a sales commission scheme to its sales team based on achievement of advertising revenue targets. The Group has adopted a provident fund scheme for its employees in Hong Kong as required under the Mandatory Provident Fund Scheme Ordinance.

MOVING FORWARD Our goal is for RoadShow to become a worldwide brand name and the best and largest multi-media company in the greater China region. We will do this by being innovative and creative in developing products and services that add real value to our advertising customers who receive a very effective medium for their messages.

One of our strengths is that as a spin-off of KMB, we have strong management experience in the public transit business. We know both ends of the business well and this will contribute to our success.

The RoadShow team looks forward to another successful year and a very promising future. My thanks go to all of our staff for their dynamic, creative and innovative work that has taken the RoadShow concept forward and created real value for all of our stakeholders.

Winnie J. NG
Group Managing Director

OPERATIONAL REVIEW

The Group's primary activities are conducted under

(i) Media sales services, (ii) Media sales management and administrative services and (iii) Merchandising business.


YEAR OF THE HORSE 2002
KMB

MEDIA SALES SERVICES

The Group's media sales services include Multi-media On-board ("MMOB") business and out-of-home media sales for marketing advertising spaces on transit vehicles shelters.

Profiles of Bus Services User – By Age[1]


22%
21%
31%
25%
15-24
35-44
25-34
45-54

Profiles of Bus Services User – By Occupations[1]


8%
18%
15%
57%
Housewives
Students
Working Public
Others

[1]Base on the survey conducted by AC Nielsen in January 2002, where a representative sample of 1,022 individuals aged between 15-54 were randomly selected for a telephone interview. Note: figures may not add upto 100% due to rounding.

MMOB BUSINESS The Group's MMOB business involves installing, operating and maintaining equipment and LCD units in transit vehicles for the transmission of tailor-made programming and advertisements, sourcing programme contents and marketing and selling advertising on the MMOB system.

At the beginning of 2001, there were only 200 transit vehicles installed with the MMOB system. At 31 December 2001, about 2,400 buses and 200 public light buses were equipped with the MMOB system and used for selling advertising. Unlike other forms of advertising, the MMOB system is an attractive medium for advertisers because of its ability to reach a sizable audience. MMOB enables the Group to have a significant competitive advantage in the market.

The latest survey conducted by AC Nielsen in January 2002 showed that 71% of those interviewed liked the service and 85% considered MMOB a factor contributing to better bus services. This compared to 69% and 82% respectively in March 2001. Around 96% of those interviewed in January 2002 had experienced MMOB, and more than half of the respondents were regular commuters travelling by bus at least once every day.


Heineken
Heineken
Heineken

PASSENGER SHELTER ADVERTISING

Number of advertising spaces in passenger shelters increased substantially during 2001 as the attractive display posters have been found to be highly effective in communicating with street-level audiences.


TERMINUS
美孚巴士總站
MEI FOO B/T

Sales and services MMOB demonstrated during 2001 that, as an out-of-home advertising medium, it has repetitive consumer impact with a high recall rate and stimulates impulse purchases. The system has been proven to be an effective outdoor medium that can support any major advertising campaign. The Group maintained a diversified base of about 400 customers during 2001 representing a variety of sectors. These included advertising agencies, cosmetics, electronics, jewellery, leisure, media, finance/banking, retail, educational, real estate and food and beverage.

The Group offers a variety of sale packages to suit advertisers with different campaigns and budgets. To increase media sales, the Group employed several techniques to encourage customers to commit to advertising, including offering discounts, bonus spots and special advertising packages for longer time commitments and using market research to demonstrate the effectiveness of out-of-home media sales. The Group's prices are calculated to be competitive with other advertising media in Hong Kong.

Our professional sales team maintains good relationships with our customers and assists them in launching successful advertising campaigns. The Group will continue to expand our advertisers' coverage and to gain market shares from other media sales companies by providing quality sales services and maintaining competitive pricing.

Programming The programme content was mainly developed by third party content providers and is specifically tailored for transit vehicle passengers. Content consists of short segments, typically three to six minutes, that are designed to hold the interest of transit vehicle passengers. Programme includes music video, movie trailers, drama series, animation and travelogues. The Group also has infotainment programmes including civic education, crime prevention, ICAC drama series, environmental protection, health education, sport and recreation, business and economic reviews and celebrity interviews.

There is approximately one hour of original programme repeated 16 times throughout the day and changed daily.

The Group does not rely on any single provider in sourcing programme content. The major content providers include local and regional media companies, major record companies and movie distributors.

In late 2001, the Group began to develop its own programme production capability that resulted in interview segments such as "Celebrity Chat".




ALEXANDER
AR 2001

MULTI-MEDIA ON-BOARD

MMOB is particularly appealing to public transit passengers who might be looking for gift ideas and find them through the advertising made available during their journey to make purchases.

For the year 2001, charity appeals from more than 100 organizations were aired including 66 Flag Day Organizers and various charity and fund raising events such as the Children's Cancer Foundation, The Hong Kong Digestive Foundation and The Community Chest.

The Group will continue to enrich and diversify its programme contents by: sourcing more regional and local content suppliers; introducing more interactive games; including Chinese subtitles; and participating as a media partner in various concerts and movie productions and events. This will stimulate more interest in our programme offerings. However, the overall cost of the Group are expected to increase in 2002, as the Group has to spend additional production costs to enrich and up-grade the programmes.

Operations During 2001, the Group launched an MMOB Volume Standardization Campaign to standardize the volume of the MMOB system to ensure a comfortable level on all vehicles. The volume is set to allow for the ambient sound of the bus in motion, that is approximately two to three dB/Leq more than the bus compartment background noise. A Quality Assurance Plan was also initiated to ensure that the MMOB system equipment meets the Group's pre-set standards.

Development of the Global Positioning System ("GPS") is well underway involving several competitive vendors. The testing of GPS equipment will initially focus on the bus tracking and the bus fleet management system. Installation of the GPS/bus tracking system will commence once the trial is completed and proven successful. Following the initial testing phase, GPS will also be used to provide real time information, traffic, weather, news and location specific advertising to our audience and add value to the Group's services.

OUT-OF-HOME MEDIA SALES The Group provides transit vehicle shelter media sales services on the exterior of transit vehicles operated by Long Win Bus Company Limited ("LWB") and transit vehicles shelters operated by KMB.

MEDIA SALES MANAGEMENT AND ADMINISTRATIVE SERVICES

Media sales management and administrative services includes advertising on the entire bus body as well as panels on the sides and back of the transit vehicle operated by KMB. Advertising on these exteriors generally consists of vinyl displays that cover almost the entire side and/or rear of a transit vehicle. These displays are mounted using an adhesive that allows the vinyl to be removed without harming the paint, yet withstands the rigors of cleaning and weather conditions. Third party contractors who specialize in transit vehicle


SWAROVSKI
112

BUS BODY PROMOTIONS

High impact public transit vehicle body advertising has proven ideal for branding, promoting a wide range of products and services, extending the reach of advertising campaigns and steering traffic to nearby locations.

exterior advertising apply the advertisement materials. Once the period of the advertisement ends, third party contractors remove the advertisements from the vehicle and restore the body exterior to its original state.

MERCHANDISING BUSINESS

The Group engaged in a merchandising business to produce and market collectables, mainly transit vehicle models and memorabilia. Commemorative items are distributed to specialty shops under wholesale or consignment arrangements.

In 2001, a total quantity of 41,500 limited edition models ranging from classics to modern transit vehicles were marketed in worldwide limited editions. The Group will continue to improve the quality and details of our transit vehicles model types to appeal to transit vehicles model collectors. For 2002, the Group plans to launch 10 to 12 new transit vehicles model types.

DEVELOPMENT IN CHINA

The stifled local economy in the latter half of 2001, aggravated further by the September 11 terrorist attack on the U.S. had a definite adverse impact on the advertising market and the overall economic environment of Hong Kong. On the other hand, it is anticipated that the outdoor media sales industry in China will witness strong growth, outpacing its domestic economic growth. Additionally, in view of China's entry into the World Trade Organisation and lead up to the 2008 Beijing Olympics, China will become the fastest growing advertising market in Asia.

Building on the Group's dominant position in Hong Kong, the Group plans to develop outdoor media sales businesses, including MMOB business in Mainland China. Concurrently, the Group is identifying and is in consummation of opportunities for expansion into Mainland China through mergers and acquisitions and joint ventures. While adopting a prudent and pragmatic approach aimed at establishing a regional network, the Group anticipates that its expansion into Mainland China will materialise this year.

PEOPLE

People are our greatest asset and the key to our business success. The Group is committed to providing an environment across the whole organization where employees feel valued and appreciated and thereby promoting a sense of belonging to the Company. The Group promotes teamwork and continuously seeks to improve our work process. We offer an equitable and competitive remuneration and benefits package to all employees. The Group also provides our people with the necessary tools, training, support and infrastructure so they can be highly effective and productive.

FINANCIAL REVIEW

	For the year ended 31 December	
	2001 HK$'000	2000 HK$'000
Total operating revenue	**301,294**	53,329
Total operating expenses	**99,459**	16,832
Profit attributable to shareholders	**175,108**	30,695
EBITDA	**220,517**	36,719
Basic earnings per share (in Hong Kong cents)	**21.11**	4.91

The Group generates its revenue from the following businesses:

	For the year ended 31 December	
	2001 HK$'000	2000 HK$'000
Media sales services	**260,955**	26,561
Media sales management and administrative services	**19,930**	17,094
Merchandising business	**7,938**	8,229
Other revenue	**12,471**	1,445
Total operating revenue	**301,294**	53,329

BUSINESS RESULTS For the year ended 31 December 2001, the Group reported total operating revenue of HK$301.3 million and profit attributable to shareholders of HK$175.1 million representing an increase of approximately 465% and 470% respectively over the same period as compared to 2000. The Group's revenue was derived principally from its media sales services, media sales management and administrative services and merchandising business, with each accounting for approximately 87%, 7% and 3%, respectively of the Group's total operating revenue for the year ended 31 December 2001.

Revenue from media sales services increased by HK$234.4 million, from HK$26.6 million in 2000, to HK$261.0 million in 2001. The increase was principally the result of the upsurge in media sales in transit vehicles shelters and the full commercial launch of the Multi-media On-board ("MMOB") business in transit vehicles. At 31 December 2001, the Group had 1,888 transit vehicle shelter panels with a territory wide coverage and a total of 2,400 MMOB transit vehicles with a sizeable audience reach of over two million daily.

The Group also provides media sales and management services with respect to advertising on about 4,800 transit vehicle exterior in 2001. The Group also engages in merchandising business to produce and market collectables, mainly transit vehicle models and memorabilia. In 2001, a total quantity of 41,500 limited edition models ranging from classic to modern transit vehicle types were marketed worldwide.

The total operating expenses as a percentage of total operating revenue remained relatively constant at 32% and 33% for 2000 and 2001, respectively. The relative increase in operating expenses in 2001 was mainly associated with the full commercial launch of MMOB business which resulted in additional depreciation charges for the MMOB equipment, increase of headcount and relevant production costs. There was also an increase in the provision for doubtful debts of HK$7.2 million in 2001 as a result of the generally weak local economic environment in the latter half of 2001.

Total 2001 Operating Cost by Category


6%
4%
19%
31%
40%
Licence & royalty fees
Cost of inventories
Depreciation
Staff costs
Other operating expenses

Total 2000 Operating Cost by Category


15%
21%
24%
1%
39%
Licence & royalty fees
Cost of inventories
Depreciation
Staff costs
Other operating expenses

DIVIDENDS The Directors have resolved to recommend a final dividend of HK3.8 cents per share in respect of the year ended 31 December 2001 to shareholders whose names appear on the Register of Members of the Company on Friday, 10 May 2002.

The Directors propose that shareholders be given the option to receive the final dividend in new shares in lieu of cash. The scrip dividend proposal is subject to: (1) the approval of the proposed final dividend at the Annual General Meeting to be held on Friday, 10 May 2002 and (2) The Stock Exchange granting the listing of and permission to deal in the new shares to be issued pursuant to this proposal.

A circular containing details of the scrip dividend proposal will be despatched to shareholders together with the form of election for scrip dividend on or about Wednesday, 15 May 2002. It is expected that the final dividend warrants and/or share certificates will be despatched to shareholders on or about Friday, 28 June 2002.

CASH FLOW In 2001, the net cash inflow from operating activities of the Group was HK$48.5 million (2000: HK$17.3 million). Payment for capital expenditure for the year ended 31 December 2001 amounted to HK$134.1 million (2000: HK$Nil). The consolidated cash flow statement of the Group for the year ended 31 December 2001 is set out on page 45 of this annual report.

LIQUIDITY AND FINANCIAL RESOURCES At 31 December 2001, the Group had net current assets of HK$751.3 million (2000: HK$50.9 million) and net tangible assets of HK$865.2 million (2000: HK$57.0 million).

The Group's cash needs are primarily for working capital to support its media sales and merchandising businesses. At 31 December 2001, the Group had cash and cash equivalents of approximately HK$562.3 million, which were denominated in Hong Kong dollars or United States dollars. Cash generated from operations, when not needed for working capital requirements, is principally placed in bank deposits. At 31 December 2001, the proceeds from the Global Offering and the exercise of an over-allotment option by the underwriters on 18 July 2001 which had not been utilised had been placed into short-term bank deposits.

SHAREHOLDERS' FUNDS Shareholders' funds increased from HK$57.0 million at the end of 2000 to HK$865.2 million at the end of 2001, mainly as a result of the increase in the share premium and retained profits.

BANKING FACILITIES At 31 December 2001, the Group had no banking facilities in place and had no indebtedness. Apart from intra-group liabilities, the Group did not have, at the close of business on 31 December 2001, any outstanding mortgages, charges, debentures or other loan capital or bank overdrafts, loans or similar indebtedness or hire purchase or finance lease commitments or any guarantees or other material contingent liabilities.

CASH AND DEPOSITS AT BANK At 31 December 2001, the Group's cash and deposits at bank amounted to HK$562.3 million (2000: HK$17.1 million), and they were mainly denominated in Hong Kong dollars and US dollars.

TAXATION Taxation for the year was HK$16.8 million, representing an effective tax rate of 8.3% of profits (2000: 15%). The tax charge will always be sensitive to the amount of equipment purchased for use in the MMOB business and deferred taxation may need to be provided for when the equipment used in the MMOB business to be purchased in the next few years is expected to be reduced. At 31 December 2001, no deferred tax has been provided as timing differences are not likely to be reversed in the foreseeable future.

CAPITAL EXPENDITURE AND CAPITAL COMMITMENT Capital expenditure incurred by the Group during 2001 amounted to HK$134.1 million (2000: HK$Nil). The breakdown of the capital expenditure incurred is shown in note 13 on the accounts on page 56 of this annual report.Capital commitments authorised but not provided for in the accounts of the Group as at 31 December 2001 amounted to HK$173 million (2000: HK$100.4 million) which is mainly for the purchase of MMOB system for the MMOB business. The commitments are to be financed by the funds raised from the Global Offering.

ACCOUNTING STANDARDS AND POLICIES The accounts set out in pages 44 to 63 have been prepared in accordance with the requirements of the Main Board Listing Rules ("Listing Rules") of the Stock Exchange, all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants ("HKSA") and the accounting principles generally accepted in Hong Kong.

EMPLOYEES AND EMOLUMENTS POLICIES *At 31 December 2001, the* Group had 63 full-time employees. The Group had adopted the Share Options Scheme and Pre-Listing Share Options Scheme ("the Schemes"), details of which are contained in the paragraph headed "Share Options Schemes" (as described on page 41).

The Group offers a comprehensive and competitive remuneration and benefits package to all its employees. In addition, it offers a performance bonus scheme to its senior staff based on achievement of business objectives and a sales commission scheme to its sales team based on achievement of advertising revenue targets. The Group has adopted a provident fund scheme for its employees in Hong Kong as required under the Mandatory Provident Fund Scheme Ordinance.

CONNECTED TRANSACTIONS For the year ended 31 December 2001, the Group had the following connected transactions, details of which are set out below:

(a) For the year ended 31 December 2001, transactions between the following connected parties and the Group arising from or in connection with the MMOB business on transit vehicles:-

Name of connected parties	Nature of transaction	HK$'000
(1) KM-Vision Limited *(Note 1)*	Shareholder's loan by RoadVision Holdings Limited ("RoadVision") to KM-Vision on the capital expenditure in connection with the purchase of MMOB equipment	102,660
(2) LW-Vision Limited *(Note 2)*	Shareholder's loan by RoadVision to LW-Vision on the capital expenditure in connection with the purchase of MMOB equipment.	516

Notes:

1. KM-Vision Limited ("KM-Vision") is an indirect 95%-owned subsidiary of the Company and an indirect 5%-owned investments of KMB.

2. LW-Vision Limited ("LW-Vision") is an indirect 95%-owned subsidiary of the Company and an indirect 5%-owned investments of KMB.

(b) For the year ended 31 December 2001, transactions between the following connected parties and the Group arising from or in connection with the provision of media sales services by the Group:-

Name of connected parties	Nature of transaction	HK$'000
(1) LW-Vision Limited	Licence fee payable by RoadShow Media Limited ("RoadShow Media") in connection with the transaction referred to in (b) above	536
(2) Long Win Bus Company Limited *(Note 1)*	Licence fee payable by RoadShow Media in connection with the transaction referred to in (b) above	2,300
(3) The Kowloon Motor Bus Company (1933) Limited *(Note 2)*	Royalty fee payable by Bus Focus Limited ("Bus Focus") in connection with the transaction referred to in (b) above	3,506
(4) Texon Media Limited *(Note 3)*	Management fee payable by Bus Focus in connection with the transaction referred to in (b) above	5,583

Notes:

1. Long Win Bus Company Limited ("LWB") is an indirect wholly-owned subsidiary of KMB.

2. The Kowloon Motor Bus Company (1933) Limited ("KMB (1933)") is an indirect wholly-owned subsidiary of KMB.

3. Texon Media Limited ("Texon") is a wholly-owned subsidiary of Texon International Limited ("TIL").

4. Bus Focus Limited ("Bus Focus") is an indirect 60%-owned subsidiary of the Company and a direct 40%-owned associate of Immense Prestige Limitied ("IPL"). IPL is a wholly-owned subsidary of TIL.

(c) For the year ended 31 December 2001, transaction between the following connected party and the Group arising from or in connection with the provision of media sales management and administrative services by the Group:-

Name of connected party	Nature of transaction	HK$'000
(1) KMB Public Bus Services Holdings Limited *(Note 1)*	Service fee payable by KMBPBS in connection with the transaction referred to in (c) above	19,930

Notes:

1. KMB Public Bus Services Holdings Limited ("KMBPBS") is an indirect wholly-owned subsidiary of KMB.

(d) For the year ended 31 December 2001, the fee paid or payable by RoadShow Media to KMB (1933) arising from or in connection with an office rental between RoadShow Media and KMB (1933) was HK$1,272,000.

Independent Non-Executive Directors have reviewed and confirmed that the connected transactions as set out above which had been entered into by the Group are:

(i) in the ordinary and usual course of business of the Group;

(ii) on normal commercial terms or on terms no less favourable than terms available to/from (as appropriate) independent third parties;

(iii) fair and reasonable so far as the shareholders of the Company are concerned; and

(iv) in accordance with the waiver conditions granted by the Stock Exchange, namely that, during the year:

(1) the aggregate annual amount in respect of (a)(1) above did not exceed HK$220,000,000;

(2) the aggregate annual amount in respect of (a)(2) above did not exceed HK$16,500,000;

(3) the aggregate annual amount in respect of (b)(1) above did not exceed 3% of the Group's total turnover;

(4) the aggregate annual amount in respect of (b)(2) above did not exceed 1% of the Group's total turnover;

(5) the aggregate annual amount in respect of (b)(3) above did not exceed 2.5% of the Group's total turnover;

(6) the aggregate annual amount in respect of (b)(4) above did not exceed 3.5% of the Group's total turnover;

(7) the aggregate annual amount in respect of (c)(1) above did not exceed 7% of the Group's total turnover; and

(8) the aggregate annual amount in respect of (d) above did not exceed HK$1,272,000

The Auditors of the Company have also *confirmed that the connected transactions* as set out above:

(a) had received approval from the Board;

(b) were in accordance with the terms of the agreement governing the connected transactions or, if there are no such agreements, on normal commercial terms in the normal course of business of the Group; and

(c) had been conducted in accordance with the waiver conditions granted by the Stock Exchange as stated in (iv) above.

Financial Summary For The Year Ended 31 December

	2001 HK$'000	2000 HK$'000	1999 HK$'000	1998 HK$'000
Income Statement				
Turnover	288,823	51,884	31,583	51,297
Profit from ordinary activities before taxation	201,835	36,497	16,916	24,732
Taxation	(16,780)	(5,463)	(2,690)	(3,970)
Profit from ordinary activities after taxation	185,055	31,034	14,226	20,762
Minority interests	(9,947)	(339)	–	–
Profit attributable to shareholders	175,108	30,695	14,226	20,762
Balance sheet				
Current assets	788,922	74,543	40,767	35,003
Current liabilities	(37,663)	(23,625)	(5,032)	(12,888)
Net current assets	751,259	50,918	35,735	22,115
Fixed assets	121,750	6,458	606	–
Employment of funds	873,009	57,376	36,341	22,115
Financed by:				
Share capital	98,169	–	–	–
Reserves	767,032	57,036	36,341	22,115
Minority interests	7,808	340	–	–
Shareholders' funds	873,009	57,376	36,341	22,115

USE OF PROCEEDS The Group raised approximately HK$538.1 million (net of expenses) from the Global Offering and the exercise of an over-allotment option by the underwriters on 18 July 2001.

Since the listing of RoadShow on the Stock Exchange in June 2001, the Group has incurred the following expenses to achieve the business objectives as set out in the Prospectus:

- Approximately HK$84.7 million for the purchase of equipment used in the MMOB business.
- Approximately HK$0.8 million for the purchase of equipment related to the development of programme content for use in the MMOB system.
- The remaining net proceeds have been deposited in licensed banks in Hong Kong.

PROFILES OF DIRECTORS

John CHAN Cho Chak GBS, JP, DBA(Hon), BA, DipMS, MIMgt, FCILT, FHKIoD
Chairman and Non-Executive Director aged 58. Appointed Managing Director of The Kowloon Motor Bus Holdings Limited, The Kowloon Motor Bus Company (1933) Limited and Long Win Bus Company Limited with effect from 4 September 1997, 1 November 1993 and 8 May 1997, respectively. Also Independent Non-Executive Director of Hang Seng Bank Limited, AXA General Insurance Hong Kong Limited, Guangdong Investment Limited and Hong Kong Exchanges and Clearing Limited. Before joining the Group, Mr. Chan held many positions in the Hong Kong Civil Service from 1964 to 1978 and from 1980 to 1993. The key posts held in the Hong Kong Government included Private Secretary to the Governor, Deputy Secretary (General Duties), Director of Information Services, Deputy Chief Secretary, Secretary for Trade and Industry and Secretary for Education and Manpower. Mr. Chan also served as Executive Director and General Manager of Sun Hung Kai Finance Company Limited from 1978 to 1980. Mr. Chan is a Steward of the Hong Kong Jockey Club, First Vice President and Executive Committee Chairman of The Community Chest and a member of the Council of the University of Hong Kong.

Norman LEUNG Nai Pang GBS, JP, BA
Deputy Chairman and Non-Executive Director aged 61. Mr. Leung is Deputy Chairman of The Kowloon Motor Bus Holdings Limited, The Kowloon Motor Bus Company (1933) Limited and Long Win Bus Company Limited. He is also Chairman of Silver Systems Limited, Chairman of Sun Hung Kai Super Logistics Limited, Chairman of E-Supply Chain Management Limited, Chairman of Hong Kong Business Aviation Centre Limited and Deputy Chairman of Airport Freight Forwarding Centre Company Limited. As for public service, he is Chairman of the Broadcasting Authority, Chairman of the Council of City University of Hong Kong, Commissioner of Civil Aid Service, Member of the Electoral Affairs Commission, Member of the Disaster Relief Fund Advisory Committee and Member of the Hong Kong Logistics Development Council. Mr. Leung is also a Council Member of The Hong Kong Digestive Foundation.

Winnie J. NG BA, MBA (Chicago)
Group Managing Director aged 38. Ms. Ng is responsible for the formulation and implementation of the overall policy and strategy of the Group. Also Director of The Kowloon Motor Bus Holdings Limited, The Kowloon Motor Bus Company (1933) Limited and Long Win Bus Company Limited since 4 September 1997, 12 October 1995 and 8 May 1997 respectively. Joined the KMB Group in 1990 and since then has looked after various different portfolios including, among others, corporate development, marketing and sales, and business development. During the past years, Ms. Ng has successfully revamped and rejuvenated KMB's image and positioned KMB as a powerful out-of-home media sales tool in Hong Kong by lifting the profiles and sales of bus body and bus shelter advertising. Ms. Ng was appointed Commercial Director of KMB in 1999 and then Executive Director of KMB in 2001. Ms. Ng has been active in public service, serving the community in her capacities as board member of the Agency for Volunteer Service; public relations committee member of The Community Chest; member of the Zonta Club of Hong Kong East; council member of the Hong Kong Digestive Foundation and president of the Little Chair Foundation. Ms. Ng is the sister of Mr. Anthony Ng, a Non-Executive Director of the Company.

MAK Chun Keung

Director *aged 61. Joined The Kowloon Motor Bus Company (1933) Limited in 1994* and appointed Commercial Director in 2001. Director of HK Macau Limited, a subsidiary of The Kowloon Motor Bus Company (1933) Limited providing urban bus services in co-operation with Dalian City No. 1 Bus Company through Dalian HK Macau Motor Bus Services Limited, and Director of the co-operative joint venture in Dalian, People's Republic of China. Mr. Mak has over 20 years of experience in international banking and finance, and has held senior executive positions in foreign and local banking institutions throughout his career. Mr. Mak is the brother of Mr. Thomas Mak Hing Keung, Chief Financial Officer *and Company Secretary of the Company.*

Amanda LUI Yee Fai BA

Director and Chief Operations Officer aged 32. Joined the KMB Group in 1992. Ms. Lui is responsible for developing and implementing the Group's Multi-media On-board system for Hong Kong and overseas business segments. Prior to her current position, Ms. Lui worked as Executive Assistant Manager in KMB's Marketing and Sales Department, and Executive Assistant Manager, Corporate Public Relations and Projects, in KMB's Public Relations Department, during the period from 1994 to April 2000 and as Manager, Marketing Communications, in KMB's Marketing and Sales Department from April 2000 to January 2001. In those capacities, Ms. Lui was responsible for KMB's on-going programmes of image building and promotion of KMB's bus exteriors and outdoor furniture as effective advertising media. Since 1995, Ms Lui has been looking after KMB's merchandising business, which includes the sales of bus models and commemorative items bearing the KMB logo.

James Conrad LOUEY BSc

Non-Executive Director aged 36. Mr. Louey is Head of Human Resources Department *of The Kowloon Motor Bus Company (1933) Limited since 1993. Director of Art East* Limited, Top Art Limited and New Hong Kong Bus Company Limited, each a subsidiary of The Kowloon Motor Bus Holdings Limited. On community service, Mr. Louey is currently a member of the board of directors of Hong Kong Festival Fringe Club. He also served as a member of the board of directors (1995 to 1998) and the advisory board (1998 to 1999) of Po Leung Kuk. From 1995 to 1997, Mr. Louey served as co-chairman of the Community Chest of Hong Kong Special Events Organisation Committee and member of the Community Chest of Hong Kong Campaign Committee.

Anthony NG BS (Econ), MBA (Richard Ivey School of Business, University of Western Ontario)
Non-Executive Director aged 34. Director of Sundart Timber Products Co., Ltd. Mr. Ng is a member of Council to the Board of Sowers Action, a charity organization aimed at developing fundamental education in China. Mr. Ng is the brother of Ms. Winnie J. Ng, Group Managing Director of the Company.

Michael WONG Yick-kam BBA, MBA
Non-Executive Director aged 50. Mr. Wong is an Executive Director of Sun Hung Kai Properties Limited since 1996. He is also an Executive Director of SUNeVision Holdings Limited, and Non-Executive Director of SmarTone Telecommunications Holdings Limited.

LAU Mei Mui, May
Non-Executive Director aged 51. Ms. Lau has been with the Sun Hung Kai Properties group since 1989 and is currently Head of Corporate Communications of the Sun Hung Kai Properties group, responsible for all aspects of corporate promotions, publicity, corporate advertising, research projects, the group web site and customer relationship management. Ms. Lau is also managing director of the SHKP Club Limited, which administers the 150,000-member SHKP Club and a director of Sun Hung Kai Properties (China) Limited. Ms. Lau has extensive experience in corporate promotion, having previously worked for the Hong Kong Tourist Association both in London and Hong Kong, the Mass Transit Railway Corporation, Chinese Manufacturers' Association of Hong Kong and a number of property and hotel companies.

Carlye Wai-Ling TSUI MBE, JP, BA(Econ), FHKIoD, FIMgt, FBCS, FHKIE, MIPR, HonFACE
Independent Non-Executive Director aged 54. Chief Executive Officer of The Hong Kong Institute of Directors. Fellow of The Hong Kong Institution of Engineers, The Hong Kong Institute of Directors, Institute of Management and The British Computer Society, Honorary Fellow of the Hong Kong Association of Computer Education and Member of the Institute of Public Relations. A Justice of the Peace, Ms. Tsui is currently a Wan Chai District Councillor and was formerly a Councillor of Urban Council and Provisional Urban Council. She is Chairman of Hong Kong Chinese Orchestra and a member of several public service bodies, including Broadcasting Authority, Standing Commission on Civil Service Salaries and Conditions of Service, Licensing Appeals Board, Council for The AIDs Trust Fund and Personal Data (Privacy) Advisory Committee. She was selected one of the Ten Outstanding Young Persons in Hong Kong 1981 and awarded IT Achiever of the Year 1992 and Member of the Most Excellent Order of the British Empire in 1997.

HUI Ki On GBS, CBE, QPM, CPM
Independent Non-Executive Director aged 58. Mr. Hui was previously commissioner of Police in Hong Kong from 1994 to January 2001. Mr. Hui had service with the Police Force since 1963. During his police career, Mr. Hui had been awarded the Baton of Honor, the Commissioner's Commendation, the Colonial Police Medal for Meritorious Service, the Queen's Police Medal, the Colonial and HKSAR Police Long Service Medals and the CBE. In 2001, he was awarded the Gold Bauhinia Gold Star Medal by the Hong Kong Administrative Region Government. Mr. Hui is also a member of the Scout Association of Hong Kong and is currently the Assistant Chief Commissioner (International and Liaison) of the Association. He is an advisor to the Board of Directors of Securicor Asia, and is the Vice-Chairman of The Hong Kong Football Association Ltd.




RoadShow
Lower: Winnie J. NG (right) and Amanda LUI (left)
Upper: Eric YEUNG (right); Rossetti CHUNG (middle right); Nancy NG (middle left); Thomas MAK (left)

SENIOR EXECUTIVES

Name	Position held in the Group	Year joined the Group
Winnie J. NG	Group Managing Director	Inception
MAK Chun Keung	Director	Inception
Amanda LUI Yee Fai	Director & Chief Operations Officer	Inception
Eric YEUNG Chun Yiu	Chief Programme Officer	Oct 2000
Nancy NG Lai Fan	Chief Corporate Marketing Officer	Nov 1998
Rossetti CHUNG Tam Ling	Chief Marketing & Sales Officer	Feb 2001
Thomas MAK Hing Keung	Chief Financial Officer & Company Secretary	Jun 2001

Financial Contents



REPORT OF THE DIRECTORS

The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2001

GROUP REORGANISATION The Company was incorporated in Bermuda under the Companies Act as an exempted company with limited liability on 8 December 2000. Pursuant to a reorganisation scheme to rationalise the group structure in preparation for the listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited ("Stock Exchange"), RoadShow Resources Limited became an intermediate holding company and the Company became the ultimate holding company of the Group. Further details of the group reorganisation are set out in note 20 on the financial statements. The Group has been treated as a continuing basis set out in note 2(c) on the financial statements.

The shares of the Company were listed on the Main Board of the Stock Exchange on 28 June 2001.

PRINCIPAL ACTIVITIES The principal activity of the Company is investment holding and the Group is principally engaged in out-of-home media sales through marketing advertising spaces on the exterior and interior of transit vehicles and in a merchandising business of selling commemorative items.

Particulars of the Company's principal subsidiaries are set out in note 14 on the financial statements. Analyses of the principal activities of the operations of the Company and its subsidiaries during the financial year are set out in note 12 on the financial statements.

FINANCIAL STATEMENTS The profit of the Group for the year ended 31 December 2001 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 44 to 63 of this annual report.

DIVIDEND The Directors have resolved to recommend a final dividend of HK3.8 cents per share with scrip option in respect of the year ended 31 December 2001 to the shareholders whose name appear on the Register of Members on Friday, 10 May 2002.

Dividends in the consolidated income statement and consolidated balance sheet as at 31 December 2000 represent the dividends payable by a subsidiary to its then shareholder prior to the Group's reorganisation on 4 June 2001.

CHARITABLE DONATIONS Charitable donations made by the Group during the year amounted to HK$1,101,000 (2000: HK$Nil).

FIXED ASSETS During the year, major additions of the Group were equipment used in the Multi-media On-board business with a total cost of HK$133,765,000 (2000: HK$5,865,000).

Details of these acquisitions and other movements in fixed assets during the year are set out in note 13 on the financial statements.

SHARE CAPITAL Details of the movements in share capital of the Company during the year are set out in note 20 on the financial statements.

RESERVES Details of movements in the reserve of the Group and the Company during the year are set out in note 21 on the financial statements.

DIRECTORS *The Directors during the financial year and up to the date of this report were:*

John CHAN Cho Chak, GBS, JP	Chairman, appointed on 15 January 2001
Norman LEUNG Nai Pang, GBS, JP	Deputy Chairman, appointed on 15 January 2001
Winnie J. NG	Group Managing Director, appointed on 15 January 2001
MAK Chun Keung	appointed on 23 May 2001
Amanda LUI Yee Fai	appointed on 1 April 2001
James Conrad LOUEY	appointed on 1 April 2001
Anthony NG	appointed on 1 April 2001
Michael WONG Yick-kam	appointed on 1 April 2001
LAU Mei Mui, May	appointed on 8 March 2002
Carlye Wai-Ling TSUI, MBE, JP*	appointed on 1 April 2001
HUI Ki On, GBS, CBE, QPM, CPM*	appointed on 1 April 2001
LAU Shung Oi, Susanna	appointed on 12 September 2001 as Alternate Director to Mr Michael Wong Yick-kam

(Independent Non-Executive Director)*

In accordance with Bye-Law 87, Mr Norman LEUNG Nai Pang, Mr James Conrad LOUEY and Mr Anthony NG retire from the Board by rotation and, being eligible, offer themselves for re-election.

Brief biographical details of the Directors of the Company are set out on pages 31 to 34 of this annual report.

DIRECTORS' INTERESTS IN SECURITIES At 31 December 2001 the interests of the following Directors in the securities of the Company and its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) as recorded in the register required to be kept pursuant to Section 29 of the SDI Ordinance or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

(a) Directors' interests in shares of the Company At 31 December 2001, the Directors of the Company who held office at 31 December 2001 had the following interests in the issued share capital of the Company at that date as recorded in the register of Directors' interests in shares:

	Ordinary shares of HK$0.1 each				
	Personal interests	Family interests	Corporate interests	Other interests	Total
Anthony NG *(Note)*	–	–	112,494	–	112,494

Note:
Mr Anthony NG is the beneficial owner of 1/3 of the entire issued share capital of Si Chong Investment Company Limited ("Si Chong") which holds 112,494 shares and is deemed to be interested in the same number of shares held by Si Chong by virtue of the SDI Ordinance.

(b) Directors' right to acquire shares Pursuant to the Pre-Listing Share Option Scheme adopted by the Company on 7 June 2001 (the "Pre-Listing Share Option Scheme"), as described in Appendix VI of the prospectus dated 19 June 2001 issued by the Company ("Prospectus"), the following Directors have been granted options to acquire for shares in the Company (the "Options") as set out below:

Name of Directors	Number of Options granted and outstanding at 31 December 2001	Nature of interest
John CHAN Cho Chak	2,380,000	Personal
Norman LEUNG Nai Pang	2,380,000	Personal
Winnie J. NG	3,380,000	Personal
MAK Chun Keung	2,380,000	Personal
Amanda LUI Yee Fai	2,380,000	Personal
James Conrad LOUEY	128,000	Personal

The exercise period for Directors who have been granted Options under the Pre-Listing Share Option Scheme shall be two years commencing six months from 28 June 2001, the date on which the shares are listed on the Main Board of the Stock Exchange (the "Listing Date"), except that for Directors who have been granted 1,000,000 or more Options under the Pre-Listing Share Option Scheme, they could (a) during the period from the beginning of the seventh month up to the end of the twelfth month from the Listing Date exercise up to 50% of the number of Options that they have been granted under the Pre-Listing Share Option Scheme, and (b) exercise the remaining unexercised Options after the end of the twelfth month from the Listing Date up to the end of exercise period. The Options granted to the above Directors are at the exercise price of HK$1.80 per share.

The Options granted are not recognised in the financial statements until they are exercised.

(c) Directors' interests in associated corporation

Name of Directors	Name of associated corporation	Number of shares in associated corporation: Personal interests	Family interests	Corporate interests	Other interests	Total
John CHAN Cho Chak	KMB	2,000	–	–	–	2,000
Winnie J. NG *(Note 1)*	KMB	25,200	–	–	19,226,233	19,251,433
James Conrad LOUEY	KMB	7,200	–	–	–	7,200
Anthony NG *(Notes 1&2)*	KMB	233,594	–	1,774,376	19,226,233	21,234,203

Notes:
1. Each of Ms Winnie J. NG and Mr Anthony NG has interest, as a potential beneficiary, in certain private trusts which beneficially held 19,226,233 shares in The Kowloon Motor Bus Holdings Limited ("KMB").
2. Mr Anthony NG is the beneficial owner of 1/3 of the entire issued share capital in Si Chong which holds 1,774,376 shares in KMB and is deemed to be interested in the same number of shares in KMB held by Si Chong by virtue of the SDI Ordinance.

Save as disclosed herein, at 31 December 2001, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company or its associated corporations as required to be recorded in the register maintained under Section 29 of the SDI Ordinance or as notified to the Company and the Stock Exchange.

DIRECTORS' SERVICE CONTRACTS No Director proposed for re-election at the forthcoming Annual General Meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' INTERESTS IN CONTRACTS No contract of significance to which the Company, its holding company or any of its subsidiaries was a party, in which a Director of the Company had a material interest subsisted at the end of the year or at any time during the year.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

At 31 December 2001, the register required to be kept under Section 16(1) of the SDI Ordinance showed that the Company had been notified of the following interests in the Company's issued share capital being 10% or more of the shares in issue:

Name	Note	Number of shares
KMB Resources Limited		720,000,000
KMB	(1)	720,000,000
Sun Hung Kai Properties Limited	(2) & (3)	735,854,000
HSBC Holdings plc	(4)	735,854,000

Notes:

(1) As KMB Resources Limited ("KMB Resources") is a wholly-owned subsidiary of KMB, which in turn holds 73.34% of the entire issued share capital in the Company, KMB is deemed to be interested in the same number of shares held by KMB Resources under the SDI Ordinance.

(2) As Sun Hung Kai Properties Limited ("SHKP") holds more than 33% of the issued share capital of KMB, SHKP is deemed to be interested in the same number of shares held by KMB under the SDI Ordinance.

(3) In addition to the deemed interests of shares held by SHKP as set out in Note (2) above, SHKP is deemed to be interested in 15,854,000 shares held through various nominees.

(4) By virture of the deemed interest held by HSBC Holdings plc ("HSBC") through its indirect wholly-owned subsidiary in the issued share capital of SHKP, HSBC is taken to be interested in 735,854,000 shares held by SHKP under the SDI Ordinance.

SHARE OPTIONS SCHEMES On 11 April 2001 and 7 June 2001, the Company's Pre-Listing Share Option Scheme and Share Option Scheme (the "Schemes") were approved by the then shareholders under which the Directors may, at their discretion, offer any employee (including any Director) of the Company or any of its wholly-owned subsidiary options to subscribe for shares in the Company to recognise his/her contributions to the growth of the Group, subject to the terms and conditions stipulated in the Schemes.

At 31 December 2001 the Company has conditionally granted options to 102 persons to subscribe for a total of 28,579,000 shares (representing approximately 2.91% of the total issued share capital of the Company at 31 December 2001) under the Pre-Listing Share Option Scheme at the exercise price of HK$1.80 per share (representing 20% discount to the issue price of HK$2.25 per share pursuant to the Global Offering).

The exercise period for grantees who have been granted options under the Pre-Listing Share Option Scheme shall be two years commencing six months from the Listing Date except that for grantees who were granted 1,000,000 or more options to subscribe for shares under the Pre-Listing Share Option Scheme, they could (a) during the period from the beginning of the seventh month up to the end of the twelfth month from the Listing Date exercise up to 50% of the number of options that they have been granted under the Pre-Listing Share Option Scheme, and (b) exercise the remaining unexercised options after the end of the twelfth month from the Listing Date up to the end of the exercise period.

Save for 521,000 options under Pre-Listing Share Option Scheme which had been lapsed as a result of staff resignation, no option has been exercised, cancelled or lapsed during the period from the date of grant to 31 December 2001.

At 31 December 2001, no option has been granted under the Share Option Scheme.

The options granted are not recognised in the financial statements until they are exercised.

According to the Black-Scholes model (*Note*), the total value of the options under Pre-Listing Share Option Scheme was estimated at HK$19,496,000 as at 31 December 2001 with the following variables and assumptions:

1. Risk free rate	4.98%, being the approximate yield of 5-year Exchange Fund Note traded on 31 December 2001
2. Expected volatility	50.67%, being the annualised volatility of the closing price of the shares of the Company from the Listing Date to 31 December 2001
3. Expected dividend yield	1.85%, being 2001 prospective dividend yield of the shares of the Company
4. Expected life of the options	2 years
5. Number of outstanding options under Pre-Listing Share Option Scheme	28,058,000

Note:
The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly trade options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option, the Model does not necessarily provide a reliable measure of the fair value of the options.

SENIOR MANAGEMENT PROFILES Brief biographical details of the members of senior management of the Company are set out on pages 31 to 35 of this annual report.

FINANCIAL SUMMARY A summary of the results and of the assets and liabilities of the Group for the last four financial years is set out on page 30 of this annual report.

MAJOR CUSTOMERS AND SUPPLIERS Purchase attributable to the five largest suppliers and the largest supplier of the Group accounted for 22% and 6% of the value of the Group's total purchases for the year.

Income attributable to the five largest customers and the largest customer of the Group accounted for 44% and 32% of the total income of the Group for the year.

At no time during the year, have the Directors, their associates or any shareholders of the Company (which to the knowledge of the Directors owns more than 5% of the Company's issued share capital) had any interests in these major customers and suppliers.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

PRE-EMPTIVE RIGHTS There is no provision for pre-emptive rights under the Company's Bye-Laws and the Law in Bermuda.

COMPLIANCE WITH THE CODE OF BEST PRACTICE The Company has complied throughout the year with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules, except for the paragraph 7 that the independent Non-Executive Directors of the Company are not appointed for a specific term but are subject to retirement by rotation and re-election at the Annual General Meeting in accordance with the Bye-Laws of the Company.

AUDIT COMMITTEE The audit committee comprises Deputy Chairman and two independent Non-Executive Directors and reports to the Board of Directors. The audit committee meets with the Group's senior management and external auditors regularly to review the effectiveness of the internal control systems and the interim and annual reports of the Group.

AUDITORS KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming Annual General Meeting.

By Order of the Board

John CHAN Cho Chak
Chairman
Hong Kong, 8 March 2002



AUDITORS' REPORT TO THE SHAREHOLDERS OF ROADSHOW HOLDINGS LIMITED *(Incorporated in Bermuda with limited liability)*

We have audited the financial statements on pages 44 to 63 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

BASIS OF OPINION We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2001 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 8 March 2002

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 HK$'000	2000 HK$'000
Turnover	3	288,823	51,884
Other revenue	4	12,471	1,445
Total operating revenue		301,294	53,329
Operating expenses			
Licence and royalty fees		5,806	3,471
Cost of inventories		4,335	4,073
Depreciation		18,682	222
Staff costs		30,723	6,609
Other operating expenses		39,913	2,457
Total operating expenses		99,459	16,832
Profit from ordinary activities before taxation	5	201,835	36,497
Taxation	6(a)	16,780	5,463
Profit from ordinary activities after taxation		185,055	31,034
Minority interests		9,947	339
Profit attributable to shareholders	9	175,108	30,695
Dividends attributable to the year:	10		
Interim dividend declared during the year		–	10,000
Final dividend proposed after the balance sheet date		37,304	–
		37,304	10,000
Earnings per share (in Hong Kong cents)			
Basic	11(a)	21.11	4.91
Diluted	11(b)	N/A	4.91

No separate statement of recognised gains and losses has been prepared as the net profit for the year would be the only component of this statement.

The notes on pages 46 to 63 form part of these financial statements.

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current asset			
Fixed assets	13	121,750	6,458
Current assets			
Inventories	15	931	872
Amount due from ultimate holding company	16	39,727	39,122
Accounts receivable	17	183,180	15,335
Other receivables, prepayments and deposits		2,738	2,097
Cash and cash equivalents	18	562,346	17,117
		788,922	74,543
Current liabilities			
Accounts payable	19	2,234	1,911
Advertising deposits received		–	1,229
Dividend payable		–	10,000
Other payables and accruals		18,113	5,857
Taxation	6(b)	17,316	4,628
		37,663	23,625
Net current assets		751,259	50,918
Minority interests		7,808	340
Net assets		865,201	57,036
Capital and reserves			
Share capital	20	98,169	–
Reserves	21	767,032	57,036
		865,201	57,036

Approved by the Board of Directors on 8 March 2002

John CHAN Cho Chak
Chairman

Winnie J. NG
Group Managing Director

BALANCE SHEET AT 31 DECEMBER 2001

	Note	2001 HK$'000	2000 HK$'000
Non-current asset			
Investments in subsidiaries	14	62,835	–
Current assets			
Amount due from ultimate holding company	16	938	–
Amounts due from subsidiaries		144,139	–
Deposits and prepayments		887	1,560
Cash and cash equivalents	18	530,926	–
		676,890	1,560
Current liabilities			
Other payables and accruals		4,501	–
Amounts due to subsidiaries		33,477	–
Amount due to ultimate holding company	16	–	1,560
		37,978	1,560
Net current assets		638,912	–
Net assets		701,747	–
Capital and reserves			
Share capital	20	98,169	–
Reserves	21	603,578	–
		701,747	–

Approved by the Board of Directors on 8 March 2002

John CHAN Cho Chak
Chairman

Winnie J. NG
Group Managing Director

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2001

	Note	2001 HK$'000	2000 HK$'000
Net cash inflow from operating activities	22(a)	48,499	17,320
Returns on investments and servicing of finance			
Interest received		11,735	–
Dividend paid		(10,000)	–
Dividend paid to a minority shareholder		(2,481)	–
Net cash outflow from returns on investments and servicing of finance		(746)	–
Taxation			
Hong Kong Profits Tax paid		(1,526)	(1,334)
Tax paid		(1,526)	(1,334)
Investing activities			
Payment for purchase of fixed assets		(134,055)	–
Net cash outflow from investing activities		(134,055)	–
Net cash (outflow)/inflow before financing		(87,828)	15,986
Financing			
Shares issued to KMB Resources		95,000	–
Net Proceeds from the Global Offering		489,246	–
Shares issued under over allotment		48,811	–
Net cash inflow from financing	22(c)	633,057	–
Increase in cash and cash equivalents		545,229	15,986
Cash and cash equivalents at 1 January		17,117	1,131
Cash and cash equivalents at 31 December	22(d)	562,346	17,117

The notes on pages 46 to 63 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS

1 GROUP REORGANISATION The Company was incorporated on 8 December 2000 and on 1 April 2001 the Company became the holding company of the Group pursuant to a group reorganisation ("Reorganisation"). The Company was listed on the Main Board of the Stock Exchange on 28 June 2001 ("Listing Date"). The Group resulting from the Reorganisation is regarded as a continuing entity, and accordingly, the Reorganisation has been accounted for on the basis of merger accounting. Directors are of the opinion that the annual financial statements prepared on this basis present fairly the results of operations and the state of affairs of the Group as a whole.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance These financial statements have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements The measurement basis used in the preparation of the financial statements is historical cost.

(c) Basis of consolidation The Group has been treated as a continuing entity and accordingly, the consolidated financial statements have been prepared on the basis that the Company was the holding company of the Group for both years presented, rather than from 1 April 2001. Accordingly, the consolidated results of the Group for the years ended 31 December 2000 and 2001 include the results of the Company and its subsidiaries with effect from 1 January 2000 or since their respective dates of incorporation, where there is a shorter period. The consolidated balance sheet at 31 December 2000 is a combination of the balance sheets of the companies comprising the Group as at 31 December 2000. The net difference between the value recorded for the shares issued and the nominal value of the issued share capital recorded in exchange is transferred to the contributed surplus.

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries made up to 31 December of each year.

(d) Investments in subsidiaries A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

An investment in a subsidiary is consolidated into the consolidated financial statements, unless a subsidiary is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 2(g)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company.

(e) Fixed assets Fixed assets are stated in the balance sheet at cost less accumulated depreciation (see note 2(f)) and impairment losses (see note 2(g)).

Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the Group. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal.

(f) Depreciation Depreciation is calculated to write off the cost of fixed assets on a straight-line basis over their estimated useful lives as follows:

Audio and visual equipment	5 years
Hardware and software	5 years
Furniture and fixtures	7 years

Audio and visual equipment under installation is stated at cost. No depreciation is provided in respect of the fixed assets under installation until substantially all the activities necessary to prepare the assets for its intended use are complete and they are ready for effective use.

(n) Translation of foreign currencies Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

(o) Operating leases Rentals payable under operating leases are accounted for in the consolidated income statement on a straight-line basis over the periods of the respective leases.

(p) Retirement costs Contributions to the Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are charged to the income statement when incurred.

(q) Related parties For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(r) Segment reporting A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets (both tangible and intangible) that are expected to be used for more than one year.

Unallocated items mainly comprise financial and corporate assets, corporate expenses and minority interests.

3 TURNOVER

The Group is principally engaged in out-of-home media sales for marketing advertising spaces on the exterior and interior of transit vehicles and engaged in a merchandising business of selling commemorative items.

Turnover recognised during the year is as follows:

	2001 HK$'000	2000 HK$'000
Media sales income and sponsorship fee income	260,955	26,561
Media sales management and administrative fee income	19,930	17,094
Sales of merchandise	7,938	8,229
	288,823	51,884

4 OTHER REVENUE

	2001 HK$'000	2000 HK$'000
Interest income from bank deposits	11,735	523
Repainting fee income	22	890
Sundry revenue	714	32
	12,471	1,445

Included in the interest income from bank deposits, HK$3,474,000 were interest income on subscription monies received from the initial public offering of the Company's shares during the year.

5 PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging:

	2001 HK$'000	2000 HK$'000
Production cost	11,300	386
Retirement costs included in staff costs	1,321	269
Auditors' remuneration	1,560	22
Operating lease charges	1,275	336
Provision for doubtful debts	7,500	290

6 TAXATION

(a) Taxation in the consolidated income statement represents:

	2001 HK$'000	2000 HK$'000
Provision for Hong Kong Profits Tax for the year	16,778	5,473
Underprovision/(overprovision) in respect of prior years	2	(10)
	16,780	5,463

The provision for Hong Kong Profits Tax is calculated at 16% (2000: 16%) of the estimated assessable profits for the year ended 31 December 2001.

(b) Taxation in the consolidated balance sheet represents:

	The Group	
	2001 HK$'000	2000 HK$'000
Provision for Hong Kong Profits Tax for the year	16,778	5,473
Provisional Profits Tax paid	(440)	(845)
	16,338	4,628
Balance of Profits Tax provision relating to prior years	978	–
	17,316	4,628

(c) Deferred tax has not been provided as timing differences are not likely to reverse in the foreseeable future.

7 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2001 HK$'000	2000 HK$'000
Fees	455	9
Salary, allowances and other benefits	2,252	444
Retirement benefit contributions	159	27
	2,866	480

Included in the Directors' remuneration were fees and other emoluments of HK$94,000 (2000: HK$Nil) paid to the independent Non-Executive Directors during the year.

The remuneration of the Directors is within the following bands:

	Number of Directors	
	2001	2000
HK$Nil – HK$1,000,000	1	1
HK$1,000,001 – HK$1,500,000	2	–

Save as disclosed above, no Directors' remuneration has been paid or is payable by the Group during the year. There was no arrangement under which a Director waived or agreed to waive any remuneration during the year.

8 INDIVIDUALS WITH HIGHEST EMOLUMENTS

The five highest paid individuals of the Group include one (2000: one) Director of the Company whose remuneration is reflected in the analysis presented above. Details of emoluments paid by the Group to the remaining highest paid individuals are set out below:

	2001 HK$'000	2000 HK$'000
Salary, allowances and other benefits	5,872	2,280
Retirement benefit contributions	237	114
	6,109	2,394

The emoluments of these remaining highest paid individuals fall within the following bands:

	Number of Individuals	
	2001	2000
HK$Nil – HK$1,000,000	–	3
HK$1,000,001 – HK$1,500,000	3	1
HK$1,500,001 – HK$2,000,000	1	–

During the year, no emoluments were paid by the Group to the Directors or any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

9 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of HK$5,855,000 (2000: HK$Nil) which has been dealt with in the financial statements of the Company.

10 DIVIDENDS

Dividends attributable to the year

	2001 HK$'000	2000 HK$'000
Interim dividend declared (2000: HK$10 million per share)	–	10,000
Final dividend proposed after the balance sheet date of HK3.8 cents per share	37,304	–
	37,304	10,000

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

The dividend of HK$10,000,000 in respect of the year ended 31 December 2000 declared by a subsidiary of the Group to its then shareholder prior to the Reorganisation has not yet been paid and was recorded as dividend payable in the consolidated balance sheet at 31 December 2000.

11 EARNINGS PER SHARE

(a) Basic earnings per share The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders of HK$175,108,000 (2000: HK$30,695,000) and the weighted average of 829,459,995 ordinary shares (2000: 625,000,000 shares) in issue during the year, being the shares that would have been in issue throughout the year on the assumption that the Reorganisation as set out in the section headed "Corporate Reorganisation" in Appendix 6 of the Prospectus were complete on 1 January 2000.

(b) Diluted earnings per share The diluted earnings per share for the year ended 31 December 2001 is not presented as the potential ordinary shares in respect of outstanding shares are anti-dilutive. The exercise of the share options would not have any dilutive effect on the earnings per share for the year ended 31 December 2001. There were no dilutive potential ordinary shares in issue during 2000.

The calculation of diluted earnings per share for the year ended 31 December 2000 is based on the combined profit attributable to shareholders of HK$30,695,000 divided by the proforma 625,000,000 shares in issue and issuable immediately before the new issue and placing of the Company's shares on the Listing Date.

12 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments The Group comprises the following main business segments: Media sales services: The provision of audio-video programming through a Multi-media On-board system on transit vehicles and the marketing advertising spaces on the exterior of transit vehicles and transit vehicle shelters.

Media sales management and administrative services: The management and administration of the exterior advertising spaces on transit vehicles.

Merchandising business: The selling of commemorative items.

	Media sales services		Media sales management and administrative services		Merchandising business		Consolidated	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Revenue from external customers	260,955	26,561	19,930	17,094	7,938	8,229	288,823	51,884
Other revenue from external customers	504	–	22	890	–	–	526	890
Total	261,459	26,561	19,952	17,984	7,938	8,229	289,349	52,774
Segment result	174,125	17,428	17,738	14,816	3,748	4,129	195,611	36,373
Unallocated operating income and expenses							6,224	124
Profit from operations							201,835	36,497
Taxation							(16,780)	(5,463)
Minority interests							(9,947)	(339)
Profit attributable to shareholders							175,108	30,695
Depreciation for the year	18,621	219	–	–	–	–		
Significant non-cash expenses (other than depreciation and amortisation)	7,581	290	–	–	–	–		
Segment assets	304,783	16,703	11,327	1,509	3,803	4,718	319,913	22,930
Unallocated assets							590,759	58,071
Total assets							910,672	81,001
Segment liabilities	20,369	5,647	–	1,521	2,301	1,596	22,670	8,764
Unallocated liabilities							14,993	14,861
Total liabilities							37,663	23,625
Capital expenditure incurred during the year	133,765	5,865					133,765	5,865

Geographical segments

The Group's turnover and operating profit are almost entirely derived from Hong Kong. Accordingly, no analysis by geographical segment is provided.

13 FIXED ASSETS

	The Group			
	Audio and visual equipment HK$'000	Hardware and software HK$'000	Furniture and fixtures HK$'000	Total HK$'000
Cost:				
At 1 January 2001	6,471	–	209	6,680
Additions	133,765	116	174	134,055
Disposals	(87)	–	–	(87)
At 31 December 2001	140,149	116	383	140,648
Aggregate depreciation:				
At 1 January 2001	218	–	4	222
Charge for the year	18,621	11	50	18,682
Written back on disposal	(6)	–	–	(6)
At 31 December 2001	18,833	11	54	18,898
Net book value:				
At 31 December 2001	121,316	105	329	121,750
At 31 December 2000	6,253	–	205	6,458

14 INVESTMENTS IN SUBSIDIARIES

	2001 HK$'000	2000 HK$'000
Unlisted shares, at cost	62,835	–

All of these are controlled subsidiaries as defined under note 2(d) and have been consolidated into the Group's financial statements.

Details of the principal subsidiaries are as follows:

Name of the company	Place of incorporation and operation	Particulars of issued and paid up capital	Attributable equity interest %		Principal activity
			direct	indirect	
Bus Focus Limited	British Virgin Islands	US$100	–	60	Provision of media sales service for advertising on transit vehicle shelters
CityVision Limited	Hong Kong	HK$10,000	–	90	Operation of Multi-media On-board business on transit vehicles
Cyberstop Limited	British Virgin Islands	US$1	–	100	Holder of the registered design and patent in relation to cyber bus stops
K-Creations Limited	Hong Kong	HK$2	–	100	Trading of bus souvenir
KM-Vision Limited	Hong Kong	HK$10,000	–	95	Operation of Multi-media On-board business on transit vehicles
LW-Vision Limited	Hong Kong	HK$10,000	–	95	Operation of Multi-media On-board business on transit vehicles
MB-Vision Limited	Hong Kong	HK$2	–	100	Operation of Multi-media On-board business on transit vehicles
RoadShow Creations Limited	Hong Kong	HK$2	–	100	Trading of souvenir
RoadShow Media Holdings Limited	British Virgin Islands	US$1	–	100	Investment holding
RoadShow Media Limited	Hong Kong	HK$2	–	100	Provision of media sales and management services for advertising on transit vehicle exteriors and shelters, and for the Multi-media On-board business
RoadShow Productions Holdings Limited	British Virgin Islands	US$1	–	100	Investment holding
RoadShow Productions Limited	Hong Kong	HK$2	–	100	Production of content for Multi-media On-board system
RoadShow Resources Limited	British Virgin Islands	US$1	100	–	Investment holding
RoadVision Holdings (China) Limited	British Virgin Islands	US$1	–	100	Investment holding
RoadVision Holdings Limited	British Virgin Islands	US$2	–	100	Investment holding
RSG Resources Limited	Hong Kong	HK$2	–	100	Provision of employment agency services
SB-Vision Limited	Hong Kong	HK$10,000	–	95	Operation of Multi-media On-board business on transit vehicles

15 INVENTORIES Included in finished goods are inventories of HK$930,807 (2000: HK$872,923), stated net of a general provision, made in order to state these inventories at the lower of their cost and estimated net realisable value.

All of the inventories are expected to be recovered within one year.

16 AMOUNT DUE FROM ULTIMATE HOLDING COMPANY The amount is unsecured, interest-free, repayable on demand and represents normal trade receivables and payables.

17 ACCOUNTS RECEIVABLE Details of the ageing analysis of accounts receivable are as follows:

	The Group	
	2001 HK$'000	2000 HK$'000
Current	80,045	12,076
One to two months	42,304	2,015
Two to three months	39,836	395
More than three months	28,495	849
	190,680	15,335

All of the accounts receivable are expected to be recovered within one year.

Customers of media sales business are generally granted with credit terms of 90 days. Customers of merchandising business either pay cash or are generally granted with credit terms of 30-90 days.

18 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2001 HK$'000	2000 HK$'000	2001 HK$'000	2000 HK$'000
Deposits with banks	557,382	16,200	529,921	–
Cash at bank and in hand	4,964	917	1,005	–
	562,346	17,117	530,926	–

19 ACCOUNTS PAYABLE

Details of the ageing analysis of accounts payable are as follows:

	The Group	
	2001 HK$'000	2000 HK$'000
Current	2,234	1,911

All of the accounts payable are expected to be settled within one year.

20 SHARE CAPITAL

	2001		2000	
	Number of shares ('000)	HK$'000	Number of shares ('000)	HK$'000
Authorised:				
Ordinary shares of HK$0.1 each	10,000,000	1,000,000	1,000	100

Issued and fully paid:

	2001	
	Number of shares ('000)	HK$'000
At 1 January 2001	–	–
Shares issued to KMB Resources	97,000	9,700
Shares issued under the Reorganisation	623,000	62,300
Shares issued under the Global Offering	240,000	24,000
Shares issued under the over-allotment option	21,694	2,169
At 31 December 2001	981,694	98,169

(a) The Company was incorporated in Bermuda under the Companies Act as an exempted company with limited liability on 8 December 2000. On 15 January 2001, 1,000,000 shares were allotted and issued to KMB Resources and credited as fully paid at par.

(b) By an ordinary resolution passed at the shareholders' meeting held on 30 March 2001, the Company's authorised share capital was increased to HK$1,000,000,000 by the creation of an additional 9,999,000,000 ordinary shares of HK$0.1 each, ranking pari passu with the existing shares of the Company.

(c) On 30 March 2001, the Directors were authorised to allot and issue a total of 95,000,000 shares of HK$0.1 each to KMB Resources at a consideration of HK$95,000,000, of which HK$9,500,000 was credited to share capital and the balance of HK$85,500,000 was credited to the share premium account.

(d) On 4 June 2001, 1,000,000 shares were allotted and issued to KMB Resources and credited as fully paid at par and together with the shares issued on 15 January 2001, these represented the consideration for the acquisition by the Company of the entire issued share capital of RoadShow Resources Limited, which comprises of one share of US$1 each.

(e) Pursuant to the written resolutions of the sole shareholder of the Company passed on 11 April 2001 and 7 June 2001, conditional on the share premium account of the Company being credited as a result of the Global Offering, 623,000,000 shares were allotted and issued, by way of capitalisation of the sum of HK$62,300,000 standing to the credit of the share premium account of the Company credited as fully paid at par to KMB Resources.

(f) On 28 June 2001, further 240,000,000 new shares of HK$0.1 each were issued and offered for subscription at a price of HK$2.25 per share upon the listing of the Company's shares on the Main Board of the Stock Exchange. The Group raised approximately HK$489,246,000 net of related expenses from the issue.

(g) On 18 July 2001, the underwriters of the Global Offering exercised the over-allotment option for the issuance of 21,694,000 ordinary shares of the Company at HK$2.25 per share in accordance with the International Placing Agreement dated 18 June 2001. The total consideration amounted to HK$48,811,500, of which HK$2,169,400 was credited to the share capital and the balance of HK$46,642,100 was credited to the share premium account.

At 31 December 2001, the outstanding options were as follows:

Date option granted	Period during which options exercisable	Exercise price	Number of options outstanding 2001	Number of options outstanding 2000
26 June 2001	28 December 2001 to 27 December 2003	HK$1.8	28,058,000	–

A total of 521,000 options had been lapsed as a result of staff resignation. Save as aforesaid, no option has been exercised, cancelled or lapsed during the period from the date of grant to 31 December 2001.

21 RESERVES

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
The Group				
At 1 January 2000	–	–	36,341	36,341
Profit attributable to shareholders	–	–	30,695	30,695
Dividend declared in respect of the current year (note 10)	–	–	(10,000)	(10,000)
At 31 December 2000	–	–	57,036	57,036
At 1 January 2001	–	–	57,036	57,036
Reorganisation adjustment	–	(200)	–	(200)
Profit attributable to shareholders	–	–	175,108	175,108
Capital contribution by KMB Resources	85,500	–	–	85,500
Proceeds from Global Offering	516,000	–	–	516,000
Capitalisation issue	(62,300)	–	–	(62,300)
Global Offering expenses	(50,754)	–	–	(50,754)
Proceeds from the over-allotment option	46,642	–	–	46,642
At 31 December 2001	535,088	(200)	232,144	767,032

	Share premium HK$'000	Contributed surplus HK$'000	Retained profits HK$'000	Total HK$'000
The Company				
At 1 January 2001	–	–	–	–
Reorganisation adjustment	–	62,635	–	62,635
Profit attributable to shareholders	–	–	5,855	5,855
Capital contribution by KMB Resources	85,500	–	–	85,500
Proceeds from Global Offering	516,000	–	–	516,000
Capitalisation issue	(62,300)	–	–	(62,300)
Global Offering expenses	(50,754)	–	–	(50,754)
Proceeds from the over-allotment option	46,642	–	–	46,642
At 31 December 2001	535,088	62,635	5,855	603,578

(a) The application of the share premium account is governed by sections 150 and 157 of the Company's Articles of Association and the Companies Act 1981 of Bermuda.

(b) Pursuant to a group reorganisation during the year, the Company was incorporated on 8 December 2000 and on 1 April 2001 the Company became the holding company of the Group. The excess of the consolidated net assets represented by the shares acquired over the nominal value of the shares issued by the Company in exchange under the Reorganisation during the year was transferred to contributed surplus. Under the Companies Act of Bermuda, contributed surplus is available for distribution to shareholders.

(c) At 31 December 2001, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$193,355,000 (2000: HK$Nil).

The Company was incorporated on 8 December 2000 and has not carried out any business since the date of its incorporation save for the transactions related to the Reorganisation. Accordingly, there was no reserve available for distribution to shareholders as at 31 December 2000.

22 Notes on the consolidated cash flow statements

(a) Reconciliation of profit from ordinary activities before taxation to net cash inflow from operating activities

	2001 HK$'000	2000 HK$'000
Profit from ordinary activities before taxation	201,835	36,497
Interest income	(11,735)	(523)
Depreciation	18,682	222
Provision for doubtful debts	7,500	–
Loss on disposal of fixed assets	81	–
Increase in inventories	(59)	(591)
Increase in amount due from ultimate holding company	(3,169)	(6,472)
Increase in accounts receivable	(175,345)	(10,784)
Increase in other receivables, prepayments and deposits	(641)	(1,949)
Increase in accounts payable	323	1,569
Decrease in advertising deposits received	(1,229)	(903)
Increase in other payables and accruals	12,256	254
Net cash inflow from operating activities	48,499	17,320

(b) Major non-cash transactions

– The following receipts/payments were received/made by the ultimate holding company on the Group's behalf and were recorded as movements in the current account with the ultimate holding company:

	2001 HK$'000	2000 HK$'000
Interest income	–	514
Hong Kong Profits Tax paid	(2,564)	(1,813)
Purchase of fixed assets	–	(717)
	(2,564)	(2,016)

(c) Analysis of changes in financing during the year

	Share capital (including premium) HK$'000
At 1 January 2001	–
Cash inflows from financing	633,057
Shares issued in exchange of shares in a subsidiary	200
At 31 December 2001	633,257

In preparation for the listing of the Company's shares, on 15 January 2001, the Company issued 1,000,000 shares at HK$0.1 each and together with the 1,000,000 shares issued on 4 June 2001 at HK$0.1 each and credited as fully paid at par in exchange and as consideration for the acquisition by the Company of the entire issued share capital of RoadShow Resources Limited.

(d) Analysis of the balances of cash and cash equivalents

	2001 HK$'000	2000 HK$'000
Cash at bank and in hand	4,964	917
Deposits with banks maturity within three months of the balance sheet date	557,382	16,200
	562,346	17,117

23 COMMITMENTS

(a) Capital commitments

At 31 December 2001, the Group had the following capital commitments in relation to the purchase of audio and visual equipment not provided for:

	2001 HK$'000	2000 HK$'000
Contracted for	–	100,378
Authorised but not contracted for	173,000	–

(b) Operating lease commitments

The total future minimum lease payments under non-cancellable operating lease are payable as follows:

	2001 HK$'000	2000 HK$'000
Within 1 year	1,080	–

(c) Other commitments

An exclusive licence to conduct the media sales and management in relation to bus shelters for a term up to 31 July 2007 has been granted to the Group to carry on the media sales services. The Group has committed to pay a royalty fee on a pre-determined percentage of the net advertising rental received.

An exclusive right to conduct the media sales and management in relation to the exterior panels of bus body and bus shelters for a term up to 31 May 2003 has been granted to the Group to carry on the media sales services. The Group has committed to pay a licence fee on a pre-determined percentage of the net advertising rental received.

24 RETIREMENT BENEFITS SCHEME

The Group operates a Mandatory Provident Fund Scheme ("the MPF Scheme") under the Hong Kong Mandatory Provident Fund Scheme Ordinances for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000.

25 MATERIAL RELATED PARTY TRANSACTIONS

The Group is part of a larger group of companies under KMB and has significant transactions and relationships with members of the KMB Group. Related parties refer to enterprises over which KMB is able to exercise significant influence.

In connection with the Reorganisation, the Company and the KMB Group entered into a number of agreements under which the Group provides media sales management services to the KMB Group, and the KMB Group grants exclusive rights to the Group to carry out certain businesses. The Group's consolidated income statement and cash flow statement for the current and prior years and the Group's consolidated balance sheet at 31 December 2001 and 2000 had been prepared as if these agreements had been in effect throughout the years.

The principal recurring related party transactions with the KMB Group during the year, which were carried out in the ordinary course of business, are as follows:

	Note	2001 HK$'000	2000 HK$'000
Management and administration fee income	(i)	19,930	17,094
Licence and royalty fees paid for the right to sell advertising spaces on transit vehicle exteriors and shelters	(ii)	5,806	3,471
Rental expenses	(iii)	1,275	336
Management fee expense paid to the KMB Group	(iv)	–	56

Notes:
(i) Fee income was earned for the provision of media sales management and administrative services to the KMB Group.
(ii) Licence and royalty fees were paid for selling advertising spaces on certain transit vehicle exteriors and certain transit vehicle shelters owned by the KMB Group.
(iii) The Group paid rental expense to the KMB Group for leasing properties, computer equipment and software system, furniture and fixtures.
(iv) Management fee expense for office and administration services provided by the KMB Group is charged based on either the cost of providing such services or a percentage of the annual turnover of the Group.

The Directors of the Company are of the opinion that the above related party transactions were conducted on normal commercial terms and in the ordinary course of business.

26 ULTIMATE HOLDING COMPANY

The Directors consider the ultimate holding company at 31 December 2001 to be The Kowloon Motor Bus Holdings Limited, which is incorporated in Bermuda and listed in Hong Kong.

BOARD OF DIRECTORS

John CHAN Cho Chak
GBS, JP, DBA(Hon), BA, DipMS, MIMgt, FCILT, FHKIoD
Chairman

Norman LEUNG Nai Pang
GBS, JP, BA
Deputy Chairman

Anthony NG
BS (Econ), MBA (Richard Ivey School of Business, University of Western Ontario)

MAK Chun Keung

Amanda LUI Yee Fai
BA

James Conrad LOUEY
BSc

Winnie J. NG
BA, MBA (Chicago)
Group Managing Director

Michael WONG Yick-kam
BBA, MBA

LAU Mei Mui, May

Carlye Wai-Ling TSUI*
MBE, JP, BA (Econ), FHKIoD, FIMgt, FBCS, FHKIE, MIPR, HonFACE

HUI Ki On*
GBS, CBE, QPM, CPM

LAU Shung Oi, Susanna
(Alternate Director to Mr. Michael WONG Yick-kam)

(Independent Non-Executive Director)*

COMPANY SECRETARY

Thomas MAK Hing Keung
CA, FHKSA

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

PRINCIPAL OFFICE

No. 1, Po Lun Street
Lai Chi Kok, Kowloon
Hong Kong
Telephone: (852) 2746 5200
Facsimile: (852) 2744 7854
Internet:
http://www.roadshow.com.hk/

AUDITORS

KPMG
8/F, Prince's Building
10 Chater Road,
Central, Hong Kong

REGISTRARS

Hong Kong
Central Registration Hong Kong Limited
17/F, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Bermuda
Butterfield Corporate Services Limited
11 Rosebank Centre
Bermuda Road
Hamilton, Bermuda

REGISTER OF MEMBERS

Book closed from
29 April 2002 to 10 May 2002 both dates inclusive

ANNUAL GENERAL MEETING

Date & Time : Friday, 10 May 2002, 3:00 p.m.

Venue : JW Marriott Hotel Hong Kong, One Pacific Place, 88 Queensway Hong Kong

DIVIDENDS

Interim : Nil

Final (proposed) : HK 3.8 cents per share with the option to receive the final dividend in new shares in lieu of cash

This annual report is also available on our website: http://www.roadshow.com.hk/


RoadShow
路訊通

RoadShow Holdings Limited
No.1 Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong

This Annual Report is printed on environment friendly paper

LETTER FROM THE BOARD OF DIRECTORS

If you are in any doubt about this circular, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in RoadShow Holdings Limited, you should at once hand this circular to the purchaser or to the bank or stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

RoadShow
路訊通

(Incorporated in Bermuda with limited liability)

Board of Directors

John CHAN Cho Chak
GBS, JP, DBA(Hon), BA, DipMS, MIMgt, FCILT, FHKIoD
Chairman

Norman LEUNG Nai Pang
GBS, JP, BA
Deputy Chairman

Anthony NG
BS (Econ), MBA
(Richard Ivey School of Business, University of Western Ontario)

MAK Chun Keung

Amanda LUI Yee Fai
BA

James Conrad LOUEY
BSc

Winnie J. NG
BA, MBA (Chicago)
Group Managing Director

Michael WONG Yick-kam
BBA, MBA

LAU Mei Mui, May

Carlye Wai-Ling TSUI#
MBE, JP, BA (Econ), FHKIoD, FIMgt, FBCS, FHKIE, MIPR, HonFACE

HUI Ki On#
GBS, CBE, QPM, CPM

LAU Shung Oi, Susanna
(Alternate Director to Michael WONG Yick-kam)

Registered Office
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Hong Kong Principal Office
No.1, Po Lun Street
Lai Chi Kok
Kowloon
Hong Kong

(# Independent Non-Executive Director)

28 March 2002

To the Shareholders

Dear Sir or Madam,

General Mandate to Issue Shares and to Repurchase Shares

INTRODUCTION

At the Annual General Meeting of RoadShow Holdings Limited (the "Company") to be held on 10 May 2002 (the "Annual General Meeting"), resolutions will be proposed to grant to the directors of the Company ("Directors") a general mandate to repurchase shares of the Company since the previous general mandate granted to the Directors for repurchase of shares on 11 April 2001 and 7 June 2001 will expire at the forthcoming Annual General Meeting. This circular contains the explanatory statement in compliance with the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), to give all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution to approve the issue and allotment of new shares of the Company and the repurchase by the Company of its own shares.

GENERAL MANDATE TO ISSUE SHARES

It is proposed to grant a general mandate to the Directors to allot, issue and dispose of shares of the Company not exceeding 20% of the issued share capital of the Company in issue as at the date of the resolution granting the general mandate to provide flexibility to the Company to raise fund by issue of shares efficiently.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed that the Directors be given a general mandate to exercise all powers of the Company to repurchase issued and fully paid shares in the capital of the Company. Under such mandate, the number of shares that the Company may repurchase shall not exceed 10% of the share capital of the Company in issue on the date of the resolution. The Company's authority is restricted to repurchase made on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). 28 March 2002 , being the latest practicable date prior to printing of this circular ("Latest Practicable Date"), there were in issue an aggregate of 982,820,000 shares of HK$0.10 each in the Company ("Shares"). Exercise in full of the mandate, on the basis that no further Shares are issued or repurchased prior to the date of the Annual General Meeting, could accordingly result in up to 98,282,000 Shares being repurchased by the Company. The mandate allows the Company to make repurchases only during the period ending on the earliest of the date of the next annual general meeting, the date by which the next Annual General Meeting of the Company is required to be held by law and the date upon which such authority is revoked or varied.

The Directors consider that the mandate will provide the Company the flexibility to make such repurchases when appropriate and beneficial to the Company. Such repurchases may enhance the net asset value of the Company and/ or earnings per share. As compared with the financial position of the Company as at 31 December 2001 (being the date of its latest audited accounts), the Directors consider that there may be a material adverse impact on the working capital and on the gearing position of the Company in the event that the proposed repurchases were to be carried out in full during the proposed repurchase period. However, the Directors propose that no repurchase would be made in circumstances that would have a material adverse impact on the working capital or gearing ratio of the Company.

The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its Shares. Repurchases will be funded entirely from the funds legally available for that purpose. Bermudian law provides that the purchase of Shares may only be effected out of the capital paid up on the purchased Shares, the profits otherwise available for dividend or out of the proceeds of a new issue of Shares of the Company made for the purpose. Any amount of premium payable on the purchase over the par value of the Shares of the Company to be purchased must be out of either the profits otherwise available for dividend or out of the Company's share premium account or out of contributed surplus. Such purchase may only be made if on the date on which the repurchase is to be effected, there are reasonable ground for believing that the Company is, or after the purchase would be able to pay its liabilities as they become due.

DIRECTORS, THEIR ASSOCIATES AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge of the Directors having made all reasonable enquiries, any of the associates (as defined in the Listing Rules) of any of the Directors has any present intention, in the event that the proposal is approved by Shareholders, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he/she/it has a present intention to sell Shares to the Company nor has he/she/it undertaken not to sell any of the Shares held by him/her/it to the Company in the event that the Company is authorised to make repurchase of Shares.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Listing Rules, the laws of Hong Kong and all applicable laws of Bermuda, and in accordance with the regulations set out in the Memorandum of Association and Bye-laws of the Company.

TAKEOVERS CODE

A repurchase of Shares by the Company may result in an increase in the proportionate interests of a substantial shareholder of the Company in the voting rights of the Company, which could give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Hong Kong Code on Takeovers and Mergers (the "Code").

As at the Latest Practicable Date, to the best of the knowledge and belief of the Company, The Kowloon Motor Bus Holdings Limited ("KMB") and its associates, was the only substantial shareholder holding more than 10 per cent. of the issued share capital of the Company. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the resolution, the shareholding of KMB and its associates in the Company would be increased from approximately 73.3% to approximately 81.4% of the issued share capital of the Company respectively and such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Code. Listing Rules 8.08 requires that at least 25 per cent of the Company's shares be held by the public. The Directors have no present intention to exercise the power to repurchase Share to the extent that will reduce the amount of Shares hold by the public to less than 25 per cent.

SOURCE OF FUNDS

Repurchases, if any, will be funded out of funds legally available for the purpose in accordance with the Company's constitutional documents and the laws of the jurisdiction in which the Company is incorporated.

SHARE PURCHASE MADE BY THE COMPANY

No purchase has been made by the Company of its Shares in the six months prior to the date of this circular.

GENERAL

The Company was listed on the Stock Exchange on 28 June 2001, during each of the ten months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:-

	Shares	
	Highest Traded Price	Lowest Traded Price
Month	HK$	HK$
June 2001	2.900	2.450
July 2001	2.550	1.720
August 2001	1.990	1.020
September 2001	1.460	1.020
October 2001	2.025	1.440
November 2001	2.325	1.800
December 2001	2.425	2.025
January 2002	2.275	1.750
February 2002	2.075	1.820
March 2002	2.275	2.175
March 2002 (up to Latest Practical Date)		

RECOMMENDATION

The Directors consider that the granting of the mandate to issue Shares and to repurchase Shares is in the interest of the Company and so recommend all shareholders to vote in favour of the resolution at the forthcoming Annual General Meeting.

By Order of the Board

Winnie J. NG

Group Managing Director

董事會函件

閣下如對本通函有任何疑問，應諮詢 閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之 ROADSHOW HOLDINGS LIMITED (路訊通控股有限公司)* 股份全部售出，應立即將本通函交予買主或送交經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

RoadShow
路訊通

(於百慕達註冊成立之有限公司)

董事會

陳祖澤太平紳士
GBS, JP, DBA(Hon), BA, DipMS,
MIMgt, FCILT, FHKIoD
主席

梁乃鵬太平紳士
GBS, JP, BA
副主席

伍永漢
BS (Econ), MBA
(Richard Ivey School of Business,
University of Western Ontario)

麥振強

雷怡暉
BA

雷兆光
BSc

伍穎梅
BA, MBA (Chicago)
集團董事總經理

黃奕鑑
BBA, MBA

劉美梅

徐尉玲太平紳士#
MBE, JP, BA (Econ), FHKIoD,
FIMgt, FBCS, FHKIE, MIPR,
HonFACE

許淇安#
GBS, CBE, QPM, CPM

劉崇藹
(黃奕鑑先生之代行董事)

註冊辦事處
Clarendon House
2 Church Street
Hamilton HM11
Bermuda

香港總辦事處
香港九龍荔枝角寶輪街一號

獨立非執行董事
* 僅資識別之用

敬啟者：

一般授權發行股份及購回股份

緒言

由於之前於二零零一年四月十一日及二零零一年六月七日授予董事可購回股份之一般授權將於下屆股東週年大會屆滿，故路訊通控股有限公司(「公司」)將於二零零二年五月十日星期五舉行之股東週年大會上呈決議案授予董事可購回本公司股份之一般授權。本函亦載有符合香港聯合交易所有限公司證券上市規則(「上市規則」)之説明函件，提供一切合理所需資料使股東無論投票贊成或反對批准本公司發行和配發新股份以及本公司購回本身股份之決議案時，作出知情決定。

一般授權發行股份

建議授予董事一般授權配發、發行及出售最多不超過本公司於批出一般授權當日已發行股本百分之二十之本公司股份，使本公司可靈活地有效利用發行股份籌集資金。

一般授權購回股份

於股東週年大會上，將提呈一項普通決議案以授予董事一項一般授權用以行使本公司一切權力購回本公司已發行及已繳足股份。根據該項授權，本公司可購回之股份數目不可超過本公司於決議案當日之已發行股本之百分之十。本公司之授權限於在香港聯合交易所有限公司(「聯交所」)作出回購。於二零零二年三月二十八日，即本通函付印前之最後實際可行日期（「最後實際可行日期」），本公司每股面值港幣0.10元之已發行股份總數為982,820,000股（「股份」）。倘該項授權獲全面行使，並按舉行股東週年大會日期前並無發行或購回更多股份之基準，則將因此而導致本公司購回多達98,282,000股股份。該項授權只容許本公司於截至下屆股東週年大會舉行日期，法例規定本公司下屆股東週年大會舉行日期或該項授權被撤銷或修改之日期(以較早者為準)之期間內購回股份。

董事認為，該項授權容許本公司可靈活地於適當時候購回股份，從而使本公司受惠。購回股份可提高本公司的每股資產淨值及／或盈利。相對於本公司在二零零一年十二月三十一日(即其最近期經審核賬目之截數日)之財政狀況，董事認為倘建議之購回股份於建議之購回期間全數進行，或會對本公司的營運資金及負債情況造成重大不利影響。倘購回股份對本公司之營運資金或負債比率造成重大不利影響，董事將不會建議購回股份。

本公司獲其公司章程及細則授權購回本身的股份。購回股份將全部由法定可供該項用途運用的資金撥資進行。百

百慕達法例規定，購回股份只可以動用於被購回股份所已繳付的股本、可供派股息用的盈利或為進行購回而發行新股份所取得之款項中撥資進行。購回股份所應付之款項高出將予購回之本公司股份面值之任何數額，必須以可供派股息用之盈利或本公司之股份溢價賬或繳納盈餘中撥付。購回股份只可於有理由相信經計入購回股份後，本公司具有還債能力之情況下進行購回股份。

董事、彼等之聯繫人士及有關連人士

於作出一切合理查詢後就董事所知，倘該建議獲得股東批准，彼等或彼等之任何聯繫人士(按上市規則之定義)現時概無意出售本公司之股份。

本公司之有關連人士(按上市規則之定義)並無知會本公司，倘本公司已獲授權購回股份，其現時有意出售本公司之股份或其已承諾不會向本公司出售其所持有之任何股份。

董事之承諾

董事已向聯交所作出承諾，將會根據上市規則、香港法律與適用之所有百慕達法律，以及根據本公司之公司章程及細則之規定，按建議之決議案行使購回股份之權力。

收購守則

倘本公司購回股份可能導致本公司主要股東於本公司表決權中的比例權益有所增加，則本公司須根據香港公司收購及合併守則(〔收購守則〕)第26條所規定的提出強制收購建議的責任。

於最後實際可行日期，根據本公司所知並確信，九龍巴士控股有限公司(〔九巴〕)及其聯繫人等為唯一持有本公司已發行股本10%以上的主要股東。倘董事全面行使根據決議案建議授予的權力購回股份，九巴及其聯繫人等於本公司的持股量將分別由本公司已發行股本約73.3%增至約81.4%,而該項增加並不會導致須根據守則第26條提出強制性收購建議。上市規則第8.08條規定，最少25%的本公司股份須由公眾人士持有。倘行使權力購回股份會導致由公眾人士所持有的股份數目減少至低於25%；則董事現無意行使權力購回股份。

資金來源

用於購回股份(如有)之資金，將根據該公司之憲法性文件及該公司註冊成立司法權區之法律規定可合法運用於此用途之資金撥支。

本公司購回股份

本公司於本通函刊發前六個月內並無購回其股份。

一般事項

本公司於二零零一年六月二十八日於聯交所上市。於最後實際可行日期前十個月內，股份於聯交所之最高及最低成交價如下：

月份	股份 最高成交價 港元	最低成交價 港元
二零零一年六月	2.900	2.450
二零零一年七月	2.550	1.720
二零零一年八月	1.990	1.020
二零零一年九月	1.460	1.020
二零零一年十月	2.025	1.440
二零零一年十一月	2.325	1.800
二零零一年十二月	2.425	2.025
二零零二年一月	2.275	1.750
二零零二年二月	2.075	1.820
二零零二年三月	2.275	2.175

推薦意見

董事認為批出授權發行股份或購回股份乃符合本公司之利益，因此建議股東於即將舉行之股東週年大會上投票贊成決議案。

此致

列位股東台照

承董事會命
伍穎梅
集團董事總經理
謹啟

二零零二年三月二十八日

RoadShow 路訊通

(Incorporated in Bermuda with limited liability)
Hong Kong Principal Office
No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of RoadShow Holdings Limited ("the Company") will be held at the Marriott Ballroom, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 10 May 2002 at 3:00 p.m. to transact the following business:-

1. to receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2001;
2. to declare a final dividend with a scrip alternative at shareholders' option;
3. to re-elect Directors and fix their remuneration;
4. to appoint Auditors and to authorise the Directors to fix their remuneration;

   and, as special business, to consider and, if thought fit, pass the following resolution as Ordinary Resolution:-

5. "THAT:-

(A) (i) subject to paragraph A(iii) of this Resolution, pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange"), the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(ii) the approval in paragraph A(i) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the expiry of the Relevant Period;

(iii) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph A(i) of this Resolution, otherwise than pursuant to:-

(a) a Rights Issue (as hereinafter defined), or

(b) an issue of shares of the Company upon the exercise of the subscription rights under any option scheme or similar arrangement for the time being adopted for the grant or issue to Directors and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company, or

（丙） 擴大根據本決議案（甲）段授予本公司董事會並於當時可有效行使本公司之權力以配發、發行及處理本公司之額外股份之一般無條件授權，方法為在本公司董事會根據該項一般授權而可能配發或同意有條件或無條件配發之本公司股本面值總額中，加入相當於本公司根據本決議案（乙）段所述購回股份之一般無條件授權而購回之本公司股本面值總額之數，惟所加入之數不得超過於通過本決議案之日本公司已發行股本面值總額之百分之十。」

承董事會命

公司秘書

麥興強

謹啟

香港，二零零二年三月八日

附註：

（一） 凡本公司股東皆有權出席上述會議及投票，亦有權指定另一人士代表出席及代其投票。股東可以親身或由代表在表決時投票。受委託之代表不必為本公司股東。股東可委任多於一位代表出席同一大會。

（二） 代表委任表格連同經簽署之授權書或其他授權文件（如有）或該等授權書或授權文件經由公證人簽署證明之副本，最遲須於大會或續會指定舉行時間四十八小時前交回本公司之主要辦事處，地址為香港九龍荔枝角寶輪街一號。

（三） 本公司將於二零零二年四月二十九日星期一至二零零二年五月十日星期五止（首尾兩天包括在內）暫停辦理股份過戶手續。股票持有人請於二零零二年四月二十六日星期五下午四時前，將所有股份過戶文件連同有關股票送交本公司位於香港皇后大道東一百八十三號合和中心十七樓香港過戶登記處香港中央證券登記有限公司辦理過戶手續。

(iv) 就本（甲）段而言：

「有關期間」指通過本決議案起至下列三者中最早時間為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 依據本公司之公司細則或百慕達一九八一年公司法或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上通過普通決議案撤回或修訂有關授權時；及

「配售新股」指於本公司董事會訂定之期間內，向於指定記錄日期名列本公司股東名冊之本公司股份持有人，按彼等當時持有該等股份之比例提呈發售本公司股份之建議，惟本公司董事會認為必須或適宜時，可就零碎股份或按照本公司適用之任何地區之法例或任何認可管制機構或任何證券交易所之規定所施加之任何限制或責任，取消有關權利或作出其他安排。

（乙） (i) 在本決議案乙(ii)段規限下，一般及無條件批准本公司董事會於有關期間（定義見下文）內行使本公司之全部權力，以於聯交所或本公司股份可能上市並獲證券及期貨事務監察委員會與聯交所就此認可之任何其他證券交易所購回本公司之股份，惟須遵照及受一切適用法例及／或聯交所證券上市規則或任何其他證券交易所不時經修訂之規定所規限；

(ii) 本公司根據本決議案乙(i)段之批准獲授權於有關期間內購回之本公司之股份之面值總額，不得超過於通過本決議案之日本公司已發行股本面值總額之百分之十，而本決議案乙(i)段之授權亦須受此限制；及

(iii) 就本（乙）段而言：

「有關期間」指通過本決議案起至下列三者中最早時間為止之期間：

(a) 本公司下屆股東週年大會結束時；

(b) 依據本公司之公司細則或百慕達一九八一年公司法或任何適用法例規定，本公司須舉行下屆股東週年大會之期限屆滿時；或

(c) 本公司股東在股東大會上通過普通決議案撤回或修訂有關授權時。

(c) an issue of shares of the Company in lieu of the whole or part of the dividend on shares of the Company in accordance with the bye-laws of the Company,

shall not exceed 20 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(iv) for the purposes of this paragraph (A):-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda or any applicable laws to be held; or

(c) the time when such mandate is revoked or varied by an ordinary resolution by shareholders of the Company in general meeting; and

"Rights Issue" means an offer of shares of the Company open for a period fixed by the Directors of the Company to holders of shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company);

(B) (i) subject to paragraph B(ii) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase shares of the Company on the Stock Exchange or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(ii) the aggregate nominal value of shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph B(i) of this Resolution during the Relevant Period shall not exceed 10 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph B(i) of this Resolution shall be limited accordingly; and

(iii) for the purposes of this paragraph (B):-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(a) the conclusion of the next annual general meeting of the Company;

(b) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda or any applicable laws to be held; or

(c) the time when such mandate is revoked or varied by an ordinary resolution by shareholders of the Company in general meeting;

(C) the general unconditional mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to paragraph (A) of this Resolution be and is hereby extended by the addition to the aggregate nominal value of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal value of the share capital of the Company repurchased by the Company pursuant to the general unconditional mandate to repurchase shares referred in paragraph (B) of this Resolution provided that such extended amount shall not exceed 10 per cent of the aggregate nominal value of the share capital of the Company in issue as at the date of the passing of this Resolution."

By Order of the Board

Thomas Mak
Company Secretary

Hong Kong, 8 March 2002

Notes:

(1) Any member of the Company entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. On a poll, votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

(2) The instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a certified copy of that power of authority must be lodged with the Company's principal office at No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting.

(3) The Register of Members will be closed from Monday, 29 April 2002 to Friday, 10 May 2002 both days inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong share registrars, Central Registration Hong Kong Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not later than 4:00 p.m. on Friday, 26 April 2002.

RoadShow
路訊通

(於百慕達註冊成立之有限公司)
香港總辦事處
香港九龍荔枝角寶輪街一號

股東週年大會通告

茲通告 RoadShow Holdings Limited(路訊通控股有限公司)(「本公司」)之股東週年大會定於二零零二年五月十日星期五下午三時正在香港金鐘道88號太古廣場香港萬豪酒店宴會廳,處理下列各項事宜:

一、 省覽截至二零零一年十二月三十一日止年度之經審核財務報告及董事會及核數師報告;

二、 宣派末期股息,股東有權選擇以股代息;

三、 重選董事及釐定其酬金;

四、 聘請核數師及授權董事會釐定其酬金;

及作為特別議程,考慮並酌情通過下列決議案為普通決議案:

五、 「動議:

(甲) (i) 在本決議案甲(iii)段規限下,根據香港聯合交易所有限公司(「聯交所」)證券上市規則,一般及無條件批准本公司董事會於有關期間(定義見下文)內行使本公司之全部權力以配發、發行及處理本公司股本中之額外股份,以及提出或授予可能須行使該等權力之售股建議、協議及購股權;

(ii) 本決議案甲(i)段之批准授權本公司董事會於有關期間內提出或授予可能須於有關期間屆滿後行使該等權力之售股建議、協議及購股權;

(iii) 本公司董事會根據本決議案甲(i)段之批准而配發或同意有條件或無條件配發(不論是否根據購股權或其他方式)之股本面值總額,不得超過於通過本決議案之日本公司股本面值總額之百分之二十,但不包括:

(a) 配售新股(定義見下文);或

(b) 就授出或發行股份或可購入本公司股份之權利予本公司及/或其任何附屬公司之董事及/或僱員而於當時採納之任何購股權計劃或類似安排下之認購權獲行使而發行本公司之股份;或

(c) 根據本公司之公司細則發行本公司之股份以代替本公司股份全部或部份股息,而上述批准亦須受此限制;及

RoadShow 路訊通

(Incorporated in Bermuda with limited liability)
Hong Kong Principal Office
No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong

Proxy Form

Proxy Form for the Annual General Meeting of RoadShow Holdings Limited to be held at Marriott Ballroom, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Friday, 10 May 2002 at 3:00 p.m.

I/We (Note 1) ______________________________

of ______________________________

being the holder(s) of (Note 2) ______________________________

shares of HK$0.1 each of RoadShow Holdings Limited ("the Company") hereby appoint (Note 3)

____

of ______________________________

or failing him/her ______________________________

of ______________________________

or failing him/her the Chairman of the meeting as my/our proxy to vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 10 May 2002 at 3:00 p.m. and at any adjournment thereof in connection with the following resolutions:-

INSTRUCTION (Note 4)

RESOLUTIONS	FOR	AGAINST
1. Ordinary Resolution to adopt the Audited Financial Statements and Reports of the Directors and Auditors for the year ended 31 December 2001.		
2. Ordinary Resolution to declare a final dividend of HK3.8 cents per share with a scrip alternative.		
3. (a) Ordinary Resolution to re-elect the following persons as Non-Executive Directors of the Company:- (i) Mr. Norman LEUNG Nai Pang, GBS, JP (ii) Mr. James Conrad LOUEY (iii) Mr. Anthony NG (b) Ordinary Resolution to fix the Directors' remuneration for the year ended 31 December 2001.		
4. Ordinary Resolution to re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix remuneration of the Auditors for the year ended 31 December 2001.		
5. Ordinary Resolution shown as item 5 of Notice of Annual General Meeting. ((A) To give a general mandate to the Directors to issue shares; (B) To give a general mandate to the Directors to exercise powers of the Company to purchase its own shares; and (C) To extend the share issue mandate granted to the Directors.)		

As witness my/our hand(s) this __________ day of __________ 2002.

Member's Signature (Note 5): ______________________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares of HK$0.1 each in the Company to which this from of proxy relates registered in your name(s); if no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
3. Insert in BLOCK CAPITALS the name(s) and address(es) of the proxy or proxies desired in the space provided. ANY ALTERATION TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLACE A "√" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLACE A "√" IN THE BOX MARKED "AGAINST". Failure to complete any or all the boxes will entitle your proxy to cast his/her vote at his/her discretion.
5. To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof must be deposited at the Company's principal office at No. 1, Po Lun Street, Lai Chi Kok, Kowloon, Hong Kong not less than 48 hours before the time appointed for holding the Annual General Meeting.
6. The proxy need not be a member of the Company but must attend the meeting in person to represent you.Completion and delivery of the form of proxy will not preclude you from attending and voting at the special general meeting if you so wish.

RoadShow 路訊通

(於百慕達註冊成立之有限公司)
香港總辦事處
香港九龍荔枝角寶輪街一號

投票委托書

路訊通控股有限公司於二零零二年五月十日星期五下午三時正在香港金鐘道88號太古廣場香港萬豪酒店宴會廳舉行之股東週年大會之投票委托書。

本人／吾等(附註1) ______________________________

居／位於 ______________________________

乃路訊通控股有限公司(「本公司」)每股面值港幣0.1元股份 ________ 股(附註2)之持有人，

茲委任(附註3) ______________________ 居／位於 ______________________

____

若其未克出席則由 ______________________ 居／位於 ______________________

____

若其未克出席則由會議主席出任本人／吾等代表，在本公司於二零零二年五月十日舉行之股東週年大會或其延會上代表本人／吾等就下列決議案投票。

決議案	指示(附註4) 贊成	反對
1. 接納截至二零零一年十二月三十一日止年度之經審核財務報告及董事會及核數師報告書之普通決議案。		
2. 宣派末期股息每股港幣3.8仙並給予以股代息的選擇權之普通決議案。		
3. (a) 選舉下列人士連任非執行董事之普通決議案： (i) 梁乃鵬太平紳士 (ii) 雷兆光先生 (iii) 伍永漢先生 (b) 釐定截至二零零一年十二月三十一日止年度董事酬金之普通決議案。		
4. 再度聘請畢馬威會計師事務所擔任本公司之核數師，並授權董事釐定截至二零零一年十二月三十一日止年度核數師酬金之普通決議案。		
5. 股東週年大會通告列作第五項之普通決議案。((甲)授予董事一項一般性授權發行股份；(乙)授予董事一項一般性授權行使本公司權力購回本身之股份；及(丙)延續授予董事發行股份之授權)		

二零零二年 ________ 月 ________ 日立此為據。

股東簽署（附註5）：______________________

附註：

1. 請以正楷填寫全名及地址。
2. 請填上以閣下名義註冊之股份數目；如未填上股份數目，本代表委任表格將被視為與所有以閣下名義登記之本公司股份有關。
3. 請以正楷填寫欲委派之委任代表之姓名及地址。本代表委任表格內之任何更改均須由簽署人親筆示可。委任代表毋須為本公司之股東。
4. 重要提示：閣下如欲投票贊成上述決議案，請在「贊成」欄內填上「✓」號；欲投票反對決議案，則請在「反對」欄內填上「✓」號。如無填寫任何一欄，則閣下之代表可酌情代表閣下就有關決議案投票。
5. 本代表委任表格必須填妥及連同經簽署之授權書或其他授權文件(如有)或經公證人證明之授權書或授權文件副本最遲須於股東週年大會指定開會時間四十八小時前送達本公司位於香港九龍荔枝角寶輪街一號之香港總辦事處，方為有效。
6. 受委任代表毋須為本公司股東，惟須親身出席大會以代表閣下，閣下填妥及交回本代表委任表格後，屆時仍可出席大會及於會上投票。

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Description: FILER SUPPORT PAPER

Company Name: AGRO S A /FI
Accession Number: 9999999997-02-024386 **Type:** Blocking **Co-Reg:** No
CIK: 0001082851 **Received Date:** 04/18/2002 8:00 AM **DCN:** 02028565
Sub Type: SUPPL **Due Date:** **E/P:** P
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User: ELLISDE

Company Name: ROAD SHOW HOLDINGS LTD /FI
Accession Number: 9999999997-02-031851 **Type:** Blocking **Co-Reg:** No
CIK: 0001159517 **Received Date:** 04/23/2002 8:00 AM **DCN:** 02032395
Sub Type: ARS **Due Date:** **E/P:** P
Items: **CC:** No
User: MCFADDENB Period 12-31-01

Company Name: LEGACY FUNDS GROUP
Accession Number: 9999999997-02-029317 **Type:** Blocking **Co-Reg:** No
CIK: 0001161598 **Received Date:** 04/30/2002 8:00 AM **DCN:** 02036212
Sub Type: ADN-MTL **Due Date:** **E/P:** P
Items: **CC:** No
User: MCGAHAW

Company Name: LEGACY FUNDS GROUP
Accession Number: 9999999997-02-029318 **Type:** Blocking **Co-Reg:** No
CIK: 0001161598 **Received Date:** 04/30/2002 8:00 AM **DCN:** 02036213
Sub Type: APP WD **Due Date:** **E/P:** P
Items: **CC:** No
User: MCGAHAW

Company Name: EUROPEAN BANK FOR RECONSTRUCTION & DEVELOPMENT
Accession Number: 9999999997-02-037361 **Type:** Blocking **Co-Reg:** No
CIK: 0000895027 **Received Date:** 06/05/2002 8:00 AM **DCN:** 02042253
Sub Type: ARS **Due Date:** **E/P:** P
Items: **CC:** No
User: ELLISDE
